Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen / Datum Our Ref. / Date	Telefon / Telefax Telephone / Telefax
	CGN IR, nr 11 April 2005	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.


05007495

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 2 2 2005
WASH. D.C.
185
SECTION

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

ISSUER	FILE NO.
Deutsche Lufthansa AG	82-4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days





Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069



Monthly Report 03/2005

▶ Investor Info

▶ Traffic Figures

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gene
Meeting

Next AGM
25 May 2005

□ Here you will

▷ Future Financ

▷ Annual Repor

□ Additional in

▷ Quotes

▷ Share Develo

▷ Dividend


▷ www.lufthan

Investor Info

Change in capacity utilisation in March 2005 compared with previous year


75
70
65
60
%
2005
2004
PassengerLF
CargoLF
GroupLF

Passenger numbers reach 4.1 million

In March the Lufthansa Group airlines carried 4.1 million passengers, two per cent fewer than in the same period last year. Sales increased by 3.1 per cent, but failed to keep pace with the 4.4 per cent increase in available capacity, most of which was focused on long-haul routes. As a result, the passenger load factor slipped by 0.9 percentage points to 74.4 per cent. Passenger numbers rose in all intercontinental traffic regions, the highest growth being in Asia/Pacific, which reported an increase of 16.4 per cent. As the effects of increasingly stiff competition were felt particularly in Asia, capacity utilisation in this traffic region fell to 79 per cent (-2.0 pp) and in the Americas to 80.8 per cent (-2.6 pp). In the Middle East/Africa region the passenger load factor edged up to 74.2 per cent (+ 1.2 pp). The traffic performance on European routes, however, was more gratifying. Capacity was reduced by 3.1 per cent in response to falling demand (-2.9 per cent), so that the seat occupancy rate edged up slightly year-on-year to 62.6 per cent (+0.2 pp).
In March Lufthansa Cargo transported 153,000 tonnes of freight and mail – a mere 1 per cent less than in the prior year. Available capacity had been raised by 2.9 per cent, the load factor dropped by 4.6 percentage points to 65.8 per cent. In an effort to improve capacity utilisation, Lufthansa Cargo in the summer timetable has trimmed capacity and scaled back its programme of chartering additional freighter aircraft. A number of measures have also been implemented to boost sales.
Overall, the capacity of the Group airlines increased by 4.6 per cent. Sales remained at the prior-year level, resulting in an overall load factor of 70.1 per cent (-3.2 pp).

Wolfgang Mayrhuber's contract extended

At its meeting on 22 March the Supervisory Board extended the appointment of Wolfgang Mayrhuber as Chairman and CEO by five years until 31 December 2010. His contract had been due to expire on 31 December 2005.

DRV withdraws complaint against net price model

On 8 March the Association of German Travel Agents and Tour Operators (DRV) withdrew its complaint against Lufthansa's introduction of a net price model. In September 2004 Lufthansa implemented the new distribution concept in Germany and scrapped the commission it had previously paid to travel agencies for selling Lufthansa tickets.

Lufthansa Cargo increases fuel surcharge

In response to rising kerosene prices, Lufthansa Cargo raised its fuel surcharge from 35

to 40 euro cents per kilo of actual freight weight on 4 April. The surcharges are calculated on the basis of Lufthansa Cargo's Fuel Price Index.

Lufthansa to sell Amadeus stake to WAM
Lufthansa will sell its 5.1 per cent stake in Amadeus Global Travel Distribution S.A. to WAM Acquisition S.A. (WAM). On 8 April WAM applied to the Spanish Securities Market Commission for approval of the takeover bid. The transaction is likely to close in the second quarter of 2005. Lufthansa expects to gain revenues of €200 million from the transaction and to realise a book profit of about €170 million. In return, Lufthansa will acquire 11.7 per cent of the voting rights in WAM for €100 million.

The next Investor Info with the traffic figures for April 2005 will be published on 09 May 2005.
For more information about our news items please visit our website at www.lufthansa-financials.com.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-mail: investor.relations@dlh.de

11 April 2005

Traffic Figures

Lufthansa Passenger Business Group*	**March 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	4,139	-2.0	11,151	-1.8
Available seat-kilometres (mio)	11,615	4.4	32,474	2.2
Revenue pax-kilometres (mio)	8,643	3.1	23,773	2.9
Passenger load factor (per cent)	74.4	- 0.9P.	73.2	+ 0.5P.
Number of Flights	51,772	-0.8	144,457	-1.7

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**March 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Cargo/mail in 1,000 tonnes	153	-1.0	415	0.1
Available Cargo tonne-km (mio)	1,043	2.9	2,866	6.3
Revenue Cargo tonne-km (mio)	687	-3.7	1,870	0.7
Cargo load-factor (%)	65.8	- 4.6P.	65.2	- 3.7P.
Number of Flights	2,603	22.4	7,334	28.3

Lufthansa Group	**March 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Available tonne-kilometres (mio)	2,222	4.6	6,133	4.4
Revenue tonne-kilometres (mio)	1,557	0.0	4,265	1.9
Overall load factor (per cent)	70.1	- 3.2P.	69.6	- 1.7P.
Number of Flights	54,375	0.1	151,791	-0.5

Europe (incl, Germany)	**March 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	3,177	- 4.4	8,513	- 3.8
Available seat-kilometers (mio)	3,398	- 3.1	9,413	- 4.5
Revenue pax-kilometers (mio)	2,125	- 2.9	5,714	- 2.3
Passenger load-factor (%)	62.6	+ 0.2P.	60.7	+ 1.4P.
Cargo/mail in 1,000 tonnes	65	- 7.6	177	- 5.0
Available Cargo tonne-km (mio)	112	- 0.9	313	+ 5.5
Revenue Cargo tonne-km (mio)	46	- 13.5	126	- 4.0
Cargo load-factor (%)	40.6	- 5.9P.	40.1	- 4.0P.

America (North & South)	**March 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	465	+ 1.4	1,233	- 0.1
Available seat-kilometers (mio)	4,103	+ 3.0	11,306	- 0.4
Revenue pax-kilometers (mio)	3,315	- 0.2	8,958	- 0.3
Passenger load-factor (%)	80.8	- 2.6P.	79.2	+ 0.0P.
Cargo/mail in 1,000 tonnes	40	+ 12.7	110	+ 10.8

Available Cargo tonne-km (mio)	379	+ 9.7	1,041	+ 13.1
Revenue Cargo tonne-km (mio)	261	+ 4.0	715	+ 7.2
Cargo load-factor (%)	68.7	- 3.8P.	68.7	- 3.8P.

Asia/Pacific	**March 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	330	+ 16.4	923	+ 14.4
Available seat-kilometers (mio)	3,131	+ 15.9	8,779	+ 12.4
Revenue pax-kilometers (mio)	2,473	+ 13.0	6,927	+ 11.3
Passenger load-factor (%)	79.0	- 2.0P.	78.9	- 0.8P.
Cargo/mail in 1,000 tonnes	37	- 5.1	100	- 3.6
Available Cargo tonne-km (mio)	467	- 1.1	1,272	+ 1.1
Revenue Cargo tonne-km (mio)	327	- 8.2	882	- 4.2
Cargo load-factor (%)	70.0	- 5.4P.	69.3	- 3.8P.

Middle East & Africa	**March 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	166	+ 7.7	479	+ 4.8
Available seat-kilometers (mio)	982	+ 5.2	2,952	+ 6.7
Revenue pax-kilometers (mio)	729	+ 7.0	2,156	+ 5.3
Passenger load-factor (%)	74.2	+ 1.2P.	73.0	- 1.1P.
Cargo/mail in 1,000 tonnes	10	+ 13.2	28	+ 10.7
Available Cargo tonne-km (mio)	85	+ 3.4	240	+ 8.9
Revenue Cargo tonne-km (mio)	54	- 0.4	147	+ 6.5
Cargo load-factor (%)	63.6	- 2.4P.	61.4	- 1.3P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

11 April 2005


top

The Share Shareholders' structure

81.8 per cent of equity in German hands

Lufthansa's share capital of Euro 1,172,275,200 is divided into 457.9 million registered non-par value shares. About 443,800 shareholders are recorded in Lufthansa's shareholders' register. 32.3 per cent of Lufthansa's share capital is held by private stock owners, 67.7 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 81.8 per cent of Lufthansa share capital at 31 March 2005. Second with 3.9 per cent were shareholders from the UK followed by investors from the USA with 3.1 per cent. The requirements for continued exercise of air traffic rights are thus fulfilled.

Shareholder structure

Free float	86.36 %
GENUJO Achte Beteiligungs GmbH	8.60 %
DWS Investment GmbH	5.04 %

Shareholder structure by nationality

Germany	81.8 %
Great Britain	3.9 %
USA	3.1 %
Belgium	2.9 %
Luxembourg	2.5 %
Switzerland	2.5 %
Other (139 countries)	3.3 %





11 March 2005



Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gener
Meeting

Next AGM
25 May 2005

Here you will

Future Financ

Annual Repor

Additional in

Quotes

The Share



www.lufthan

Relevant Fact about Amadeus

In exclusive negotiations among Société Air France, Iberia Líneas Aéreas de España S.A. and Deutsche Lufthansa AG (the "Airlines") and BC Partners and Cinven, such exclusive negotiations already having been notified in the Relevant Fact issued on 12 January 2005, the Airlines have agreed with BC Partners and Cinven on the main terms and conditions for launching a public takeover bid for the acquisition of 100% of the Class A shares in Amadeus Global Travel Distribution S.A. at a price of 7.35 euros per share by the Airlines and the funds managed by BC Partners and Cinven (these funds through the Luxembourg company Amadelux Investment S.A. ("Amadelux")) and to govern their relationship as shareholders of the company Wam Acquisition S.A., a newly created company that will be owned by the Airlines and Amadelux, launching the Bid.
The bid will be launched once the following conditions are met:
- Approval of the proposed transaction by the European Commission and the United States of America Antitrust Authorities; and
- Finalization of the financing documents.
The Airlines and Amadelux will publicly announce the fulfilment of said conditions as soon as they are met.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz
Tel. +49 69 / 696 - 51014/-2999
Fax +49 69 / 696 - 95428
http://media.lufthansa.com/

Frankfurt, 11 March 2005

top

Back to overview

13 March 2005-2



▶ Lufthansa and SWISS in integration negotiations

Deutsche Lufthansa AG and Swiss International Air Lines AG are in constructive negotiations about the take-over and integration of SWISS into the Lufthansa group. Both companies jointly developed the business model, which is subject to the approval of the Lufthansa supervisory board, the relevant SWISS-corporate bodies as well as the SWISS core shareholders bound by the lock-up agreement. If the required approvals are obtained, Lufthansa will submit an offer to the free float shareholders based on the average share price of the recent weeks.

The jointly developed business model aims at providing a concentration of the strengths of both airlines, while retaining the independence of SWISS to the extent possible. The cornerstones include, inter alia, maintaining the air traffic infrastructure within Switzerland as well as the brand "Swiss".

Both companies will inform about the progress of the negotiations in due time.

Deutsche Lufthansa AG
Corporate Communications
Klaus Walther
Tel. +49 69 / 696 - 2999
Fax +49 69 / 696 - 95428
http://media.lufthansa.com/

Frankfurt, 13 March 2005

top

▷ Back to overview

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gene
Meeting

Next AGM
25 May 2005

▫ **Here you will**
▷ Future Financ
▷ Annual Repor

▫ **Additional in**
▷ Quotes
▷ The Share



▷ www.lufthan

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, 13 March 2005

▷ **Lufthansa and SWISS in integration negotiations**

Deutsche Lufthansa AG and Swiss International Air Lines AG are in constructive negotiations about the take-over and integration of SWISS into the Lufthansa group. Both companies jointly developed the business model, which is subject to the approval of the Lufthansa supervisory board, the relevant SWISS-corporate bodies as well as the SWISS core shareholders bound by the lock-up agreement. If the required approvals are obtained, Lufthansa will submit an offer to the free float shareholders based on the average share price of the recent weeks.

Deutsche Lufthansa AG
Investor Relations
60546 Frankfurt
Ulrike Schlosser, tel. +49 69 696-90997, fax +49 69 696-90990
Email: investor.relations@dlh.de

13 March 2005



▷ Back to overview



21 March 2005



▶ **Record crude oil prices trigger rise in fuel surcharge**

Fuel Price Index again exceeds threshold limit

Lufthansa Cargo is raising its fuel surcharge, effective 4 April 2005, from 0.35 to 0.40 euro cents per kilo of actual freight weight. The increase, ensuing from the steady rise in fuel prices since early February, is governed by a methodology based on Lufthansa Cargo's Fuel Price Index. The index reflects the average price of aviation fuel in the world's five key spot markets. Once the index exceeds a specific benchmark for two consecutive weeks, the logistics services provider in the Lufthansa Group adjusts the fuel surcharge accordingly upwards.

In response to the record fuel prices in recent months, Lufthansa Cargo is adjusting its methodology by adding two new threshold limits to the Fuel Price Index. Further details and updates on the Fuel Price Index are available on our website: www.lufthansacargo.com / Info Center / Fuel Price Index. The methodology and transparency of the Fuel Price Index has become a major indicator in the airfreight business, enabling customers to understand how adjustments to the surcharge are calculated.

Lufthansa Cargo AG
Corporate Communications
Nils Haupt
Tel. +49 / 69 / 696 - 91123
Fax +49 / 69 / 696 - 91185
nils.haupt@dlh.de
http://www.lufthansa-cargo.com/

Frankfurt, 21 March 2005

top

▷ Back to overview

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gene
Meeting

Next AGM
25 May 2005

□ **Here you wil**

▷ Future Financ

▷ Annual Repo

□ **Additional in**

▷ Quotes

▷ The Share



▷ www.lufthan

22 March 2005-3



▶ **Wolfgang Mayrhuber's contract extended by five years**

Supervisory Board ensures continuity at the top of the group with renewed appointment

At its meeting today, Lufthansa's Supervisory Board confirmed Wolfgang Mayrhuber in his position as Chairman of the Executive Board and CEO of Deutsche Lufthansa AG and extended his contract which expires on December 31, 2005, for a further five years up to December 31, 2010. With its decision, at the earliest possible time, the Supervisory Board has set the course for continuity in the Executive Board and at the head of the Group. The Chairman of Lufthansa's Supervisory Board, Jürgen Weber: "During his two years at the head of the group, Wolfgang Mayrhuber has demonstrated great creativity and determination in further improving Lufthansa's leading international position. The quality and innovation initiative of Lufthansa, the introduction of new products and the successful initiation of strategically important partnerships for Lufthansa and the Star Alliance bear his trademark. With the take-over of Swiss, which was today also approved by the Supervisory Board, Lufthansa will strengthen its position in the European competitive environment. This is a strategically important and correct step and creates new perspectives. Lufthansa is fit for the future. That will benefit to the customers, the employees and the shareholders".

Wolfgang Mayrhuber has been involved with Lufthansa for more than 30 years. His career began in Hamburg where he joined the company as an engineer in the engine overhaul facility. Subsequently, he made steady progress through all management levels in all areas of the MRO division, before he was appointed Chief Operating Officer Technical on November 1, 1992. Mayrhuber also gained special experience at the beginning of the nineties as a manager of the Lufthansa rehabilitation team of Jürgen Weber. This reorganization task was followed in October 1994 by his appointment as Chairman of the Executive Board of the newly-founded Lufthansa Technik AG, where he played an influential role in its successful further development to become the leading global service provider with a current total of 25 companies worldwide. He held this function until his appointment as a member of the Executive Board of Deutsche Lufthansa AG for Lufthansa Passenger Business on January 1, 2001. With effect from April 1, 2002, he was also appointed Deputy Chairman and, as of June 18, 2003, Chairman of the Executive Board of the Aviation Group.

In addition to executive board responsibilities, Wolfgang Mayrhuber sits on various external supervisory boards. He is a member of the Supervisory Board of Eurowings Luftverkehrs AG, the Munich Re Group (Münchener Rückversicherungs-Gesellschaft AG) and BMW AG, as well as being a member of the Board of Directors of HEICO Corp. (Florida/USA). In addition, as a member of the Board of Governors of the IATA (International Air Transport Association) and of the Steering Committee of the AEA (Association of European Airlines), he also holds important positions on an international level.

Wolfgang Mayrhuber was born in Waizenkirchen/Austria on March 22, 1947. He studied mechanical engineering at the Technical College in Steyr/Austria and at the Bloor Institute/Canada. In autumn 1990, he completed a course of Executive Management Training at the Massachusetts institute of Technology (MIT) in Boston.

Deutsche Lufthansa AG
Corporate Communication
Klaus Walther / Thomas Ellerbeck
Tel. 069 / 696 - 2999
Fax 069 / 696 - 95428
http://presse.lufthansa.com

Frankfurt, 22 March 2005

top

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gene
Meeting

Next AGM
25 May 2005

- Here you will
- Future Financ
- Annual Repor

- Additional in
- Quotes
- The Share


www.lufthan

News/Up to date Adhoc Release

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, 22 March 2005-2

▷ **Lufthansa: Wolfgang Mayrhuber for a further period of five years Chairman of the Executive Board and CEO**

In today's meeting, the Lufthansa Supervisory Board has confirmed Wolfgang Mayrhuber in his post as Chairman of the Executive Board and CEO of the Lufthansa Group and extended his contract, which is due to expire on December 31, 2005, for a further five years until December 31, 2010.

Deutsche Lufthansa AG
Investor Relations
60546 Frankfurt
Ulrike Schlosser, telephone +49 (0) 69 696-90997, fax +49 (0) 69 696-90990
Email: investor.relations@dlh.de

22 March 2005





22 March 2005-1



Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gener
Meeting

Next AGM
25 May 2005

□ Here you will

▷ Future Financ

▷ Annual Repor

□ Additional in

▷ Quotes

▷ The Share



▷ www.lufthan

▶ **SWISS takes off into a new future with Lufthansa**

Lufthansa supervisory board, SWISS board of directors, and large SWISS shareholders approve the integration of SWISS into the Lufthansa Group

"Green light" for Lufthansa and Swiss: the supervisory board of Deutsche Lufthansa AG and the board of directors of Swiss International Air Lines AG today approved the business model jointly developed by both companies for the takeover and integration of SWISS into the Lufthansa Group. The Swiss Confederation, the Canton Zurich, and other large shareholders support the transaction. So far, a corresponding approval has been obtained from more than 80% of the SWISS share capital. Lufthansa's Chairman and CEO Wolfgang Mayrhuber and SWISS President and CEO Christoph Franz will sign the Integration Agreement at 8:00 p.m. in Zurich today.

Lufthansa's Chairman and CEO Wolfgang Mayrhuber emphasized the benefits of the integration for both airlines: "Lufthansa and SWISS, two world renowned airlines with a strong sense of quality and service are joining forces. The most important aspect of the integration is that it will produce clear benefits for our customers. More destinations, better connections, comprehensive frequent-flyer programs and mutual lounge access enhance the attractiveness of both companies. The merger is not only good for Switzerland and Germany; it is also beneficial for our Star Alliance partners and strengthens the European aviation sector."

Christoph Franz, President and CEO of SWISS commented on the successful conclusion of negotiations with Lufthansa: "As a member of the Lufthansa Group, SWISS will be able to permanently fulfill its task even better of connecting Switzerland with the world. SWISS will become even more attractive for its customers with expanded services through integration into this leading network, coordinated flight plans, and access to the lounges of Lufthansa and its partners. The creation of a competitive cost structure will, however, continue to provide the basis for a positive development of SWISS." SWISS will therefore continue to pursue the restructuring program announced in January 2005. The company still intends to conclude the negotiations on new general labor agreements rapidly, on the lines of the pay accord reached at the weekend with three ground worker unions. Christoph Franz: "The Integration Agreement ensures fair development of the Zurich hub, the size of our long-haul fleet, the quality brand SWISS, and the continued existence of SWISS as an operating airline based in Switzerland." In order to preserve the Swiss air traffic infrastructure for the long term, an independent foundation will be established under Swiss law for a period of ten years, which will be able to propose a member to the Lufthansa supervisory board and two members to the SWISS board of directors.

Lufthansa will further expand its position as an internationally leading network carrier by integrating SWISS. Through its access to an attractive market with great economic strength and by harmonizing traffic between the neighboring countries, Lufthansa will strengthen its competitive position permanently. Already from the 2005/06 winter flight schedule onwards, the customers of both companies will be offered an expanded global service.

The takeover creates significant synergies both on the revenue and on the cost side, which will gradually increase and amount to about EUR 160 million (approximately CHF 250 million) per year from 2007 onwards.

According to the jointly developed business model, SWISS is to remain a mostly independent airline with its management and seat in Switzerland, its own fleet and crew, managed within the Lufthansa system as a profit center. SWISS will keep its own brand appearance, continue to develop its strengths, und expand its locational advantage on the Swiss market. This includes a demand-driven international network of routes as well as an intercontinental hub at its base in Zurich, which is to be developed on an equitable basis with the Lufthansa hubs in Frankfurt and Munich. Lufthansa will expand the long-haul fleet of SWISS with two additional intercontinental jets, provided competitive cost structures are in place. Long-term prospects are opening up for SWISS and its employees.

Transaction Structure

The ultimate goal is the complete takeover of SWISS. Due to the requirements of antitrust law and in order to secure the traffic rights, the acquisition is broken down into several steps. The shares of SWISS will be held by a newly-established Swiss company (AirTrust). During a first step, Lufthansa

will acquire 11% in AirTrust. After receiving antitrust clearance, the share will be increased to 49%. At the same time, negotiations will be conducted in order to secure the air traffic rights. When the relevant agreements are obtained, Lufthansa will take over 100% of SWISS.

Via AirTrust, Lufthansa will submit a takeover offer to the free-float shareholders of SWISS probably in May. The amount will be calculated on the base of the average price of the SWISS share during the last 30 trading days prior to the day of filing with the Takeover Commission in Switzerland (probably March 23, 2005). Lufthansa will pay about EUR 45 million (about CHF 70 million) for about 15% of the SWISS equity.

The large SWISS shareholders will receive an out-performance option (earn-out) in exchange for their shares, the payout of which in 2008 will depend on the performance of Lufthansa's share price compared with competitors' shares. If the price of the Lufthansa share outperforms by 50%, the maximum payout will amount to about EUR 250 million (about CHF 390 million).

Overall, the purchase price for the complete acquisition of SWISS ranges between approximately EUR 45 million and EUR 300 million (between CHF 70 million and 460 million).

Data on Lufthansa and SWISS

Last year, 50.9 million passengers traveled with Lufthansa to 176 destinations, 9.2 million with SWISS to 70 destinations. The Lufthansa Group employs about 90,000 employees and operates a fleet of 377 aircraft (consolidated fleet). The SWISS Group with 7,900 employees currently operates 80 aircraft (total fleet).

Anticipated timetable

March 2005	Acquisition of a minority shareholding in SWISS
May 2005	Public takeover offer to the free-float shareholders
3rd quarater 2005	Acquisition of shares in SWISS of up to 49% after receiving cartel-law clearance from the European Commission
October 30, 2005	Gradual operative integration from the 2005/2006 winter flight schedule
2006/2007	Complete takeover of SWISS after securing traffic rights

Information for Journalists

Today, March 22, 2005, 8 p.m.
Contract signing at the Hilton hotel, Glattbrugg, Zurich
with Lufthansa Chairman and CEO Wolfgang Mayrhuber,
SWISS CEO Christoph Franz, and SWISS Chairman Pieter Bouw

March 23, 2005, 8 a.m.
Media breakfast in the Hilton hotel, Glattbrugg, Zurich
with Lufthansa Chairman and CEO Wolfgang Mayrhuber,
SWISS CEO Christoph Franz, and SWISS Chairman Pieter Bouw

March 23, 2005, 11 a.m.
Press conference on the financial statements of Deutsche Lufthansa AG in the Lufthansa Flight Training Center in Frankfurt with Lufthansa Chairman and CEO Wolfgang Mayrhuber and CFO Dr. Karl-Ludwig Kley

Please direct any questions you may have to

Deutsche Lufthansa AG
Corporate Communication
Klaus Walther
Tel. +49 69 696 - 2999
Fax +49 69 696 - 95428
http://presse.lufthansa.com

Swiss International Air Lines AG
Media Relations
Jürg Dinner
Tel. +41 848 773 773
Fax +41 44 564 21 27
communications@swiss.com

Frankfurt/Zurich, 22 March 2005

This press release constitutes neither an offer to sell nor a solicitation to buy securities.
This press release and the information contained herein is not being released in the United States of America (the "USA") and may not be distributed in the USA.

This press release does not constitute an offer of securities for sale nor a solicitation to buy in the USA. Securities may not be offered or sold in the USA absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

This press release is directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Order") or (III) who fall within article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Order (all such persons together being referred to as "Relevant Persons"). Any person who is not a Relevant Person must not act or rely on this press release or any of its contents.


top

▷ **Back to overview**

News/Up to date Adhoc Release

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, 22 March 2005

▷ **Takeover and integration of SWISS into the Lufthansa Group ready for signing**

The supervisory board of Deutsche Lufthansa AG in its meeting today has approved the business model developed jointly with Swiss International Air Lines AG for the takeover and integration of SWISS into the Lufthansa Group. The administrative board of SWISS has also approved the transaction in its meeting today. The large SWISS shareholders also support the proposal: an approval has already been obtained for more than 82.98% of the SWISS share capital. The corresponding Integration Agreement will be signed today.

Due to antitrust and air traffic law requirements, the shares of SWISS will be held by a newly-established Swiss company (AirTrust), of which Lufthansa will initially acquire 11%. After receiving antitrust approval, Lufthansa will increase its share to 49% and after the corresponding air traffic agreements have been obtained, acquire 100% of AirTrust and accordingly of SWISS.

AirTrust will submit a takeover offer to the free-float shareholders of SWISS. The large SWISS shareholders, on the other hand, will receive an outperformance option (earn-out) from Lufthansa in exchange for their shares. Accordingly, the purchase price for the complete acquisition of SWISS will range between approximately EUR 45 million for the takeover offer to the 15% free-float shareholders and up to EUR 265 million for the earn-out of the large SWISS shareholders, up to an aggregate amount of around EUR 310 million.

Deutsche Lufthansa AG
Investor Relations
60546 Frankfurt
Ulrike Schlosser, telephone +49 (0) 69 696-90997, fax +49 (0) 69 696-90990
Email: investor.relations@dlh.de

22 March 2005



▷ **Back to overview**

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gener Meeting

Next AGM
25 May 2005

□ **Here you will**

▷ Future Financ

▷ Annual Repor

□ **Additional in**

▷ Quotes

▷ The Share


> www.lufthan

23 March 2005



Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gener
Meeting

Next AGM
25 May 2005

□ Here you will

▷ Future Financ

▷ Annual Repor

□ Additional in

▷ Quotes

▷ The Share



▷ www.lufthan

▶ **Mayrhuber: "We are leaner and stronger"**

Integration of SWISS into the Lufthansa group opens up new opportunities

Lufthansa's Chairman and CEO Wolfgang Mayrhuber presented a healthy balance sheet today in Frankfurt. "Our financial strength and our commercial success give us a firm base to emerge stronger from the consolidation process in the European air traffic industry. The merger of Lufthansa and SWISS is the marriage of two world renowned airlines with the highest quality and service standards. The most important aspect is that it will produce clear benefits for our customers. More destinations, better connections, matching frequent flyer programmes and mutual lounge access enhance the attractiveness of both companies. The merger is not only beneficial for Switzerland and Germany, it is also advantageous for our Star Alliance partners and, in addition, strengthens the European aviation sector."

Wolfgang Mayrhuber looked back on a successful year with a substantially higher profit: "We set ourselves ambitious goals for the year 2004, and we achieved them. Our financial base is now even stronger, customer satisfaction is higher than ever before and our fitness programme is running according to plan. We are now leaner and stronger." The operating profit was raised by 347 million EUR to 383 million EUR. Lufthansa's shareholders will also profit from the good results: the Executive Board and Supervisory Board will submit a motion to the Annual General Meeting on 25 May to pay a dividend of 0.30 EUR per share. For the year 2005 - taking into account the integration of SWISS - Lufthansa anticipates an operating result on a par with the 2004 figure.

The Group will continue to concentrate on its core competencies. "The individual business segments will develop at different speeds. Last year we began to focus on our core airline business." That business yielded an exceedingly good operating profit of 265 million EUR. Wolfgang Mayrhuber highlighted the Group's profitable growth and its investments in product quality: "Our customer satisfaction is at the highest level, and we can raise it even further. Our customers are delighted with FlyNet and our Lounge concept, as well as with the free middle seat in the Business Class on continental routes and our private-bed on intercontinental flights. Quality and innovative service concepts are in demand, as are our attractive bargain fares."

The Chairman of Lufthansa's Executive Board also expressed his satisfaction with the performance trends of the other business segments: "We can report successes for every business segment. Each segment turned in an improved result." Thomas Cook posted an operating profit again and the restructuring of LSG is also making good headway. Lufthansa Technik, Lufthansa Cargo and Lufthansa Systems all recorded positive operating results.

The action plan will continue to be resolutely implemented. The target is to boost the result by a total of 1.2 billion EUR by 2006. "Up to the end of 2004 we achieved cost reductions of 378 million EUR. The agreements reached with the trade unions ver.di and Cockpit at the end of last year were important steps towards ensuring Lufthansa's ongoing competitiveness," Mr Mayrhuber said. "Up to the end of 2005 we shall achieve additional cost savings of 402 million EUR."

The financial year 2004 in figures

In 2004 the Lufthansa Group generated revenue of 17.0 billion EUR, which was 6.3 per cent more than in 2003. The Group's airlines generated 12.9 billion EUR thereof, a year-on-year increase of 10.3 per cent. Other operating income showed a marginal rise over twelve months of 1.4 per cent to just under 1.8 billion EUR. It contains book profits totalling
402 million EUR. 292 million EUR of this came from the sale of a 13.2 per cent stake in Amadeus Global Travel Distribution SA and 113 million EUR from the combined disposals of Autobahn Tank & Rast Holding, the Lufthansa Gebäudemanagement group and other companies.

Operating expenses were lowered last year by 0.3 per cent. They totalled 17.8 billion EUR. The cost of materials went up by 14.4 per cent to 8.2 billion EUR. This was due mainly to the higher fuel prices. In 2004 the Group had to spend 1.8 billion EUR on fuel, which was 34.5 per cent or 467 million EUR more than in 2003. Without the fuel price hedging measures the fuel bill would have been 232 million EUR higher still.

For the year 2004 Lufthansa posted a profit after taxes of 404 million EUR. In 2003 it had sustained a loss of 984 million EUR owing to unscheduled impairment charges. The operating result likewise

improved significantly, growing by 347 million EUR to 383 million EUR.

Capital expenditure climbed by 54.4 per cent to 1.8 billion EUR, mainly owing to the modernisation and expansion of the fleet, and as in previous years was fully funded out of the cash flow.

At the end of 2004 the Group's liquid assets exceeded its financial liabilities by 418 million EUR. At end-2003 the Group had carried net debt of 591 million EUR.

		2004	2003	Changes in %
Revenue	m EUR	16,965	15,957	+6.3
of which traffic revenue	m EUR	12,869	11,662	+10.3
Result from operating activities	m EUR	1,004	-147	-
Net result	m EUR	404	-984	-
Operating result	m EUR	383	36	-
Capital expediture	m EUR	1,783	1,155	+54.4
Cash flow	m EUR	1,881	1,581	+19.0
Number of employees (at year-end)		90,673	93,246	-
Earnings/losses per share	EUR	0.94	-2.51	-
Dividend per share	EUR	0.30	-	-

The full Annual Report for the financial year 2004 is posted **here**.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz / Michael Göntgens
Tel. +49 69 696 - 51014 / - 2999
Fax +49 69 696 - 95428
http://media.lufthansa.com

Frankfurt, 23 March 2005

Here you will find more information on the result.

top 

▷ **Back to overview**

Obligatory disclosures



5 April 2005

▷ **Shareholders' structure at 31 March 2005**

Publication
Pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.

As at 31 March 2005 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany 81.8 %
United Kingdom 3.9 %
United States 3.1 %
Switzerland 2.9 %
Belgium 2.5 %
Luxembourg 2.5 %
Other 3.3 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, 5 April 2005

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

▷ **Back to overview**

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gener
Meeting

Next AGM
25 May 2005

□ **Here you will**

▷ Future Financ

▷ Annual Repor

□ **Additional in**

▷ Quotes

▷ The Share



Obligatory disclosures



7 April 2005

▷ Disclosure in compliance with section 25 para.1 of the German Securities Trading Act (WpHG)

Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, has notified us in a letter dated 4 April 2005 in compliance with section 21 para. 1.24 of the German Securities Trading Act (WpHG) and section 32 para. 2 of the German Investment Act (InvG) that its subsidiary DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt am Main, exceeded the limit of five per cent of voting rights in Deutsche Lufthansa AG at 29 March 2005 and now holds 5.04 per cent of the voting rights.

Cologne, 7 April 2005

Deutsche Lufthansa Aktiengesellschaft
Executive Board



Adhoc Release pursuant to § 15 of the securities trading act



Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gener
Meeting

Next AGM
25 May 2005

Frankfurt, 8 April 2005

▷ Lufthansa: Take Over Bid for Amadeus Global Travel Distribution, S.A. ("Amadeus")

Lufthansa will sell its equity share of 5.1% in Amadeus Global Travel Distribution, S.A. to WAM Acquisition S.A. ("WAM"). Together with Air France, Iberia as well as Amadelux Investment, S.A. Lufthansa is a shareholder of the newly established company WAM.

Today, WAM has applied for the approval of a take over bid for 551,974,515 Class A Shares in Amadeus at a purchase price of 7.35 Euro per share at the Spanish Securities Market Commission. The validity of the take over bid requires the acceptance of at least 428,796,291 Class A Shares, corresponding to 77.68 % of the Class A Shares.

The Airlines and Amadelux intend to delist Amadeus from the relevant stock exchanges in case of a successful take over bid.

In case of a successful take over bid the referenced airlines will continue to hold an indirect interest in Amadeus through WAM. Lufthansa will hold up to 11.7 % of the voting rights in WAM.

This transaction is likely to close during the 2. quarter of 2005. From this transaction Lufthansa expects sales revenues of approximately 200 Mio. Euro, approximately 100 Mio. Euro of which will be invested into the newly established company WAM. Under this transaction it is expected to realize book profits in the amount of approximately 170 Mio. Euro.

Antitrust approvals for the take over bid have been granted.

Deutsche Lufthansa AG
Investor Relations
60546 Frankfurt
Ulrike Schlosser, tel. +49 69 696-90997, fax +49 69 696-90990
Email: investor.relations@dlh.de

8 April 2005



▷ Back to overview

▢ Here you will
▷ Future Financ
▷ Annual Repor

▢ Additional in
▷ Quotes
▷ The Share


▷ www.lufthan

Events Conference

Press- and Analysts' Conferences 2005



Here you will find all information on the following events:

27/01/2005 **2nd Investor Day,** Frankfurt
23/03/2005 **Press Conference and Analysts' Conference**
Publication of Annual Report 2004
10/11/2005 **Press Conference and Analysts' Conference**
Frankfurt, Publication of Group Report January-September 2005

You will find the information on Press and Analysts' Conferences of previous years in our archive.



Press and Analysts' Conference, Frankfurt
Publication of Annual Report 2004
on 23 March 2005

Lufthansa discloses the Financial Statements 2004 at a Press and Analysts' Conference on 23 March. Here you will find all the information on the result.

Key Figures of the Lufthansa Group 2004

(in Euro)	2004	2003
Revenue	16,965 Mio.	15,957 Mio.
Operating Result	383 Mio.	36 Mio.
Net profit/loss for the period	404 Mio.	- 984 Mio.
Capital expenditure	1,783 Mio.	1,155 Mio.
Cash flow from operating activities	1,881 Mio.	1,581 Mio.
Net indebtedness	-418 Mio.	591 Mio.
Gearing*	93.5%	185.4 %
Equity ratio	22.0%	15.9 %

* Net indebtedness plus retirement benefit obligations/shareholders' equity

Here you will find all information and background information published at that event.

Press Releases March 23, 2005:

▷ **Mayrhuber: "We are leaner and stronger"**
Integration of SWISS into the Lufthansa group opens up new opportunities

Summaries of the Annual Report 2004 (Advance copy)

- **Part 1:** The Lufthansa Group
With the reports Corporate Governance, Strategy, Action Plan, and Employees (PDF File: 269KB)

- **Part 2:** The business segments (PDF File: 307KB)

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gener
Meeting

Next AGM
25 May 2005

□ Here you will
▷ Future Financ
▷ Annual Repor

□ Additional in
▷ News
▷ Adhoc-Releas
▷ Glossary
▷ Boards
▷ Articles of As



- **Part 3:** Financial Information with Management Report (PDF File: 614KB)
- **Part 4** Financial Statements (PDF File: 128KB)
- **Part 5:** Notes (PDF File: 384KB)

Annual report 2004 completely (Advance Copy)

- Annual report 2004 completely (Advance copy, PDF File: 1.4 MB)

Financial Statements Deutsche Lufthansa AG (Individual Closing)

- Financial Statements Deutsche Lufthansa AG (PDF File: 300KB)

Overview

- **We present the videotaping of the speaches of Lufthansa's CEO Wolfgang Mayrhuber and CFO Dr. Karl-Ludwig Kley. Please klick here.**
- **Statement Wolfgang Mayrhuber**
  Chairman of the Executive Board and CEO Deutsche Lufthansa AG
  Charts (PDF-File: 734KB)
- **Statement Dr. Karl-Ludwig Kley** (PDF-Format: 247KB)
  Chief Financial Officer Deutsche Lufthansa AG
- **Charts: Annual Report 2004** (PDF-Format: 118KB)
- Background Information
  Lufthansa: Facts and figures, Distribution of capital, Financial Data (PDF-Format: 130KB)
  Swiss: Facts and figures, Distribution of capital (PDF-Format: 95KB)

- **Back to Overview**





Annual Press
and Analysts' Conference 2005

Speech by
Wolfgang Mayrhuber
Chairman of the Executive Board and CEO
Deutsche Lufthansa AG

Frankfurt, March 23, 2005

- To be checked against delivery -

Good Morning, Ladies and Gentlemen,

Welcome to our annual press conference. We're here to report on the past business year. We will be discussing a wide range of topics of interest to you. What you find most interesting currently will naturally be on the agenda, too.

Three things, first of all:

1. Our financial basis is strong and became even stronger last year
2. We have made further investments in products and quality - with the result: customer satisfaction has never been higher
3. Our fitness programme is working wonders: We are leaner and, above all, fitter and more efficient.

Lufthansa has grown and become economically more attractive.

We took on a great deal during the year and achieved what we had set out to do. After a troubled year in 2003, we returned to profit in 2004. Not by any means was that easy: The German economy has yet to pick up and is still lagging behind international developments. And the dramatic rise in crude oil prices made life difficult, despite judicious hedging. All the same, Lufthansa stayed on course. Our passenger numbers reached an all-time high of more than 50 million. We are sharing in industry growth and we are growing profitably.

We ended 2004 with an operating profit of 383 million euros. Our net debt in the amount of 591 million euros was transformed during the business year into net assets totalling 418 million euros. So last year, we increased our liquidity by more than one billion euros.

Thanks to the successful business year, the Supervisory Board and Executive Board are able to propose a dividend again this year amounting to 0.30 euro cents per share.

Capital expenditure totalling 1.8 billion euros was funded without any external borrowing. The lion's share, in the region of about 1.3 billion euros, went on new aircraft or down-payments on aircraft orders.

The airline raised capacity by 13.4 per cent and sold all the increase in the market. The seat load factor rose accordingly by about one per cent to 74 per cent.

My colleague Dr. Karl-Ludwig Kley will go into the figures in more detail later.

Ladies and Gentlemen, the end-of-year figures are informative but they do not say everything about the state of the Group and its ability to compete. In that respect, we truly made great strides forward in the past year. We have evolved further, strategically. Our re-positioning has assumed perceptible contours and is taking effect. Throughout the Group, the task now is to focus on core business, core competencies and profitability. To that end we have trimmed our portfolio under the maxim "less is more."

That's why, among others, we sold the Lufthansa facility management company and Chef Solutions as well as our stake in the Tank and Rast motorway service stations company.

Focusing on core competencies also means that every single subsidiary in the Group must

demonstrate its ability to compete in the industry in which it operates. Each subsidiary must create lasting value. In the nature of things, individual business segments will, of course, develop at different pace. The focus of Group development is on the airline business.

Despite that, there are successes to report in each of our business segments. All of them have come up with improved results.

The trend at Thomas Cook is distinctly upwards: In the leisure travel segment, we are truly optimistic. In the business year, 13 million customers bought a Thomas Cook product, revenues totalled 7.5 billion euros, consolidated liquidity increased by more than 50 per cent, net debt was halved and the leisure travel group posted positive operating results of 22 million euros. The year was a big success for Thomas Cook. The group has reversed the trend and made a major advance towards financial consolidation.

Restructuring at LSG is in full swing. There have been changes at the top. Steps have been taken to close some of the catering facilities and the initial fruits of cost-saving are already evident. Although a long and stony path may lie ahead, the direction is right, the LSG problem will be solved.

The Airline business turned in an operating result of 265 million euros, an exceptional achievement especially in face of rising crude oil prices.

The chart showing the trend in crude oil prices drives home very clearly where we could have stood today, had prices remained stable. However: all the ifs-and-buts will get us nowhere. Those are the imponderables in our industry and we have to take them in our stride.

In the airline business as well, there were some significant strategic steps during the year. For example: our quality and innovation campaign - customer satisfaction is at the highest level. Our passengers are delighted with FlyNet web access from their seat in the aircraft cabin, with WLAN and our new lounge concept; they're equally pleased with the central seat left vacant in Business Class on European routes and our sleeper-seat on long haul. Response to the opening of our dedicated First-Class terminal in Frankfurt was enormous, I'm still getting enthusiastic mail from our customers. Our new HON Circle status has earned similar plaudits. We've also been praised in equal measure for our bargain prices: Lufthansa is becoming a byword not only because it is good but also because it offers value-for-money in the lower-priced segment.

Lufthansa Cargo is again operating in the black. That was not handed the company on a plate: Because competition is fierce and Cargo has additionally to contend with a strong EURO. Last year, our logistics services provider began slimming its organisation in order to give it greater bite and increase efficiency; steps were also taken to improve quality, and optimise products and the network. The founding of our Chinese joint-venture Jade Cargo International airline came at exactly the right time. We got in before the others: In the medium term, the joint venture opens up for Cargo far-ranging opportunities to expand in the growth market in Asia.

A brief mention now of Lufthansa Technik and Lufthansa Systems. In both those business segments, there's nothing but good to report. Both of them broadened their third-party customer base and thereby increased revenues from clients outside the Lufthansa Group. Aside from its MRO business activities, Lufthansa Technik is also involved in development of new products. That makes it weatherproof.

Lufthansa Technik is also doing its bit for Germany as an economic base: Last year, it signed up for the N3 joint venture with Rolls-Royce in Thuringia: the joint venture will create 500 highly-skilled jobs in the aero-engine maintenance services segment in eastern Germany.

Lufthansa Systems has improved its cost structure and sharpened its competitive edge by moving production to international locations.

An important, strategic step for the future of our Group was the capital increase, which we executed with great success in June last year. This has immensely increased our flexibility when investing in the fleet.

Of continued strategic importance to us are also our partnerships and joint ventures. I've mentioned last year's founding of Jade Cargo International. A second, and highly significant step, was the extension for a further 25 years of the Ameco-Beijing Joint Venture between Lufthansa Technik and Air China. That was, above all, a real show of confidence by our Chinese partners.

Last year, the Star Alliance was once more integral to our strategic thinking. We are and will remain the world's leading airline grouping; With the founding of Star Alliance Regional, we have drawn new, emergent regions into our global route network. Star Alliance will continue to grow. Right now, we've just been joined by Portugal's TAP airline.

Ladies and Gentlemen,

A word about costs and productivity: My team deserves applause. Not only have we come up with innovations, we have also improved the tried and trusted. Efficiency is all the greater throughout the organisation. We boosted production during the year by 11.7 per cent without increasing staffing levels. We are consistently working through our Action Plan. By year-end, we had realised 378 million euros in cost savings.

The new pay settlements agreed at the end of last year with the pilots' union and the ver.di union (representing ground staff) were very gratifying and constitute a crucial step towards safeguarding Lufthansa's future viability. We have started 2005 on a good note. By the end of the year, we are aiming to reduce costs by a further 402 million euros.

Ladies and Gentlemen, we are here at the press conference to take stock of the past year. But allow me to revert briefly to our beginnings in this our 50th anniversary year. In the half century since resuming flight operations on 1 April 1955, Lufthansa has mastered many challenges and seized opportunities. From a small, state-owned carrier in the infant year, it has grown to its present preeminence in the international aviation industry as a fully privatised, successful and global Group.

We will also master future changes by further developing and profiling the Group, with the passenger business at its core.

Our industry is undergoing profound transition. Lufthansa is well equipped to master the changes involved in that transition and help shape the industry's future. Besides going along proven paths, Lufthansa has always explored new avenues. We will continue doing just that. We must in order to share in global growth. We must do that in order to keep the Group progressing on solid foundations over the next 50 years and beyond.

Ladies and Gentlemen,

The air traffic markets are undergoing radical change. The main reasons are: For one, a logical consequence of the highly interlinked, interdependent and transnational pattern of today's business environment. National borders now delineate at best legal and, to some extent, cultural differences.

But they are increasingly loosing their one-time function as protective economic barriers. Growing internationalization of trade in goods and services is fuelling growth in the aviation industry while, at the same time, taking fierce competition to an entirely new level.

This process of change in our industry is irreversible and demands ever new answers.

The second major reason for industry change is to be found in the consequences now ensuing from liberalisation of European air traffic:
Notably, consolidation.

Consolidation is on the advance.
• It demands a rethink: in the sense of thinking and acting in systems.
• It encourages a partnership mentality.
• It is segmenting the market and furthering the division of labour.
• It is opening up opportunities for the strong, and for all who are willing to adapt and accept change.

"No one can go it alone any longer"

We were the first to shape these developments actively by forging alliances. Alliances with other airlines were the most expedient option of offering customers flight schedules in a global route network and harnessing synergies.

From a global viewpoint, that still applies.

But seen locally, we can - over and above alliances - only generate additional synergies through mergers.

In order to steer that market trend actively, we have invested in regional carriers.

Additionally, back in 2003, we entered into talks on a merger with Swiss management. The outcome is well known. The time then was simply not ripe.
But the right time has come now.
The Swiss Board of Directors and Swiss government have given the go-ahead for this transaction.
At its meeting yesterday, a merger between Lufthansa and Swiss was also endorsed by the Lufthansa Supervisory Board.

Those decisions have wide-ranging strategic significance for Lufthansa, for Swiss and for the ongoing development of the entire European airline business.

Europe requires - also in the long term - an efficient airline structure. That is what we are aiming for.

What has changed since our first set of negotiations? Why is now - the right time?

The risks for both airlines have lessened. Swiss and Lufthansa are both very much better positioned now than they were then.

Swiss has reduced its losses by restructuring. The Swiss carrier has downsized, it is leaner and - alongside improved operating results - it has taken steps to strengthen its balance sheet.

It is financially much better off. Its shareholders are no longer subject to a margin call for more cash.

Swiss's progress towards recovery and the path it has embarked on have greatly diminished the risk of a merger to Lufthansa.

Raising profitability and sustainability to the required level demands synergies which we can leverage together.

Quite apart from that, the time for a merger is favourable for other reasons.

Both Lufthansa and Swiss are facing very important decisions in respect of their future direction. I'll just tick off a few points that are relevant here: Multi-hubbing, product and market positioning, technology gains, the alliance question, developments in regional traffic and the low-cost segment.

We are now in a position to shape that future direction together and pool our strengths. Waiting any longer would only entail the risk of drifting part. Integration would then perhaps no longer be possible (or make sense).
On both sides, there are very good arguments for a merger.

The most telling and forceful are the obvious benefits for our customers.

The customers of both airlines will profit - as will the customers of the Star Alliance. The route network will grow, we will be able to lay on additional destinations.

Customers will have a wider choice of travel options, they will be offered more convenient, integrated and seamless flight schedules in a global network. Connections will be better, frequent flyer programmes will be expanded, and customers will enjoy worldwide access to all Star Alliance lounges.

Switzerland will profit, Germany will profit, Europe will profit.

As a landlocked country, and as a business and tourist location, Switzerland is highly dependent on a well-functioning air traffic network. In face of advancing consolidation, the Swiss airline could not have afforded that, without a strong partner.

Together with Lufthansa, Swiss can in future acquire the necessary competitive strength, as well as the strategic and financial stability, to lastingly realise its aims. Swiss will retain its links with Switzerland - that will also be to our advantage.

Swiss will remain Swiss - even with Lufthansa. The Swiss brand will live on.

We will exploit synergies and merge business processes, for example, in procurement or the IT sector - but this will go unnoticed by the customers. Whatever we save, we will re-invest for the benefit of customers.

The Swiss airline will remain the representative, ambassador and image-bearer of Switzerland in the world-at-large. It will operate as a legally independent subsidiary within the Group, with an autonomous market presence and accountable for its own results, costs and quality standards. Though integrated in the Group, Swiss will retain its own roots and identity, and be able to set itself off from Lufthansa and other brands.

Zurich will remain a hub airport.

That is important for our multi-hub strategy. As the business and financial centre of a strong European economic nation, Zurich has a natural catchment area and is already the nucleus of an established long-haul route network.

We plan to expand the Swiss long-haul fleet with two additional intercontinental jets as soon as the prerequisites are met. Linking the network flight schedules of our three Zurich, Munich and Frankfurt hubs, as well as those of our Star partner hubs in Vienna and Copenhagen, will generate

benefits for customers. This will be to the advantage not only of Swiss, but of all locations and Star Alliance partners. It will enhance the options for our alliance customers and for the customers of Swiss.

Let me sum up the gains from a merger:

1. We are expanding our base and strengthening our home market in Europe. Switzerland is a first-class market. We can broaden our customer base, especially in the business traveller segment.

2. Our multi-hub strategy will gain from the integration of a strong hub in Zurich. Customers will have a wider choice of direct flights, more transfer options and new destinations from a single source. The merger will open up new markets. Swiss successfully operates, for example, direct flights to Africa and that will augment our network.

3. Traffic flows through our hubs in Europe are immense; we can eliminate unnecessary duplication and overlapping, and develop new markets. A coordinated and expanded timetable offers clear advantages to customers.

4. Our customers will benefit from pooling our frequent flyer programmes, and enjoy worldwide access to more than 500 Star lounges.

And last but not least -

5. Swiss is a quality carrier. The Swiss fleet is new, good and ideally matches the Lufthansa fleet.

Ladies and Gentlemen,

A few details on the background of the transaction:

Small shareholders will receive an offer based on the average price of Swiss shares over the last 30 days prior to the lodging of the takeover application with the Swiss takeover authorities.

Under an agreement reached with the major or "lock-up" shareholders, we will initially take over close to 86 per cent of the company's stock. If the planned synergy effects come to fruition and that is reflected in the share price, the major shareholders will be paid out after three years under an "earnout" arrangement based on today's calculated share value. That is a fair deal for both sides (if the deal delivers the expected impetus to our growth, it is more than justified).

Several underlying conditions have to be met in order to conclude the transaction:
- Anti-trust clearance must be forthcoming from the European Commission
- Traffic rights have to be secured before Lufthansa can take over a controlling majority in Swiss
- Consolidation can be implemented only after the traffic rights issue has been settled - for that, we are reckoning with at least 18 months.
- Operational implementation of the merger will possibly occur in the 2005 winter timetable at the end of October.

Ladies and Gentlemen,

Swiss and Lufthansa are a good match. We are ideal partners, two strong brands synonymous with quality and reliability. Both brands are positioned in the superior-quality segment and augment each other excellently.

Lufthansa and Swiss are cultural cousins. The two countries are next-door neighbours, within close proximity, they have close economic ties and share the same fundamental values.

Of, course there are cultural differences but that is more an advantage than a disadvantage. Our customers appreciate our common attributes as they do our differences. That is why we see our integration not as a takeover, fusion or merger.

Both brands will in future retain their own identity and profile.
Both will remain perceptible with their own distinctive image.

Swiss and Lufthansa - a strong team in the heart of Europe.

Thank you.

▷ **Back to Overview**


top

Key figures of the Lufthansa Group 2004

	2004	Change vs. 2003
§ Revenue	16,965 m €	+ 6.3 %
§ Operating result	383 m €	
§ Net profit for the period	404 m €	
§ Capex	1,783 m €	+ 54.4 %
§ Cash flow	1,881 m €	+ 19.0 %
§ Net indebtedness	-418 m €	+ 1,009 m €
§ Gearing (incl. Pensions)	93.5 %	-91.9 % P
§ Equity ratio	22.0 %	+ 6.1 % P

Ladies and gentlemen,

Today I shall present the full year results 2004 of the Lufthansa Group. I start with the key figures as usual.

Revenue increased by 6.3 percent to around 17 billion euro. Traffic revenue accounted for 12.9 billion euro of this total, which was 10.3 percent more than in 2003.

The operating profit comes to 383 million euro; in 2003 the operating result had amounted to 36 million euro.

The net profit for the period totals 404 million euro, which is a big improvement on the previous year's negative result.

We invested 1.8 billion euro, or 54 percent more than in 2003. Of this, 1.3 billion euro was expended on purchases of and advance payments on aircraft and spare engines.

The cash flow generated from operating activities rose by 19 percent to 1.9 billion euro. The internal financing ratio stands at 105 percent.

At year end 2004 we had net assets of 418 million euro. This is a year-on-year improvement of more than 1 billion euro. It was boosted by the capital increase and the proceeds from the sale of Amadeus GTD.

Our gearing is now shown inclusive pension provisions. It fell over 12 months by 92 percentage points to 93.5 percent.

Lufthansa's equity ratio improved by 6 percentage points to 22 percent.

To put it in a nutshell:

- Liquidity is outstanding
- Balance sheet and capital structure were strengthened in 2004
- The result 2004 was improved significantly; but it is no way satisfactory and must score visible gains over the next years.

Group revenues by business segments 2004 vs. 2003


IT Services (1.4%)
238 m€
(+ 8.7%)
Catering (10.8%)
1,838 m€
(-16.5%)
Lufthansa Passenger Business (63.3%)
10,734 m€
(+ 9.8%)
MRO (10.0%)
1,700 m€
(+ 7.1%)
Passenger Business
Logistics (14.5%)
2,455 m€
(+ 14.3%)

The revenue of this individual business segments was raised compared with 2003, with the exception of the Catering segment.

The higher capacity supply of the Passenger Business segment is also reflected in its revenue rise of almost 10 percent. The precise tailoring of supply to demand plus a dynamic distribution performance pushed up the load factor, laying the basis for solid and profitable growth.

The revenue generated by the business segment Logistics increased by 14.3 per cent.

In the MRO segment revenue expanded by 7.1 percent.

The Catering segments revenue contracted by 16.5 percent to 2.3 billion euro. This was due mainly to the sale of the Chef Solutions division, which is included in the revenue total for only five months.

IT Services lifted its revenue by 8.7 percent to 238 million euro thanks to winning new clients.

Traffic figures
2004 vs. 2003

- Passengers + 12.0%
- Passenger load-factor + 0.9% P
- Yield per RPK -4.0%
- Cargo/mail (in tonnes) + 10.9%
- Cargo load-factor + 1.4% P
- Yield per FTKT -5.3%

The traffic figures have already been published. Despite sharp increases in the available capacity of both the Passenger Business segment and the Logistics segment, the load factors simultaneously improved.

The yield development is critical overall, however it contains some special factors: I will take a detailed look at the Passenger Business yield trend later.

Cargo's yield in the fourth quarter was slightly up on the year. For 2004 as a whole the yield per FTKT fell by 5.3 percent; but after adjustment for cross-currency movements it fell by only half a percent. The fall in average yields was caused by the continuing excess capacity in the market.

Parameters of Group revenue development 2004 vs. 2003

in m€



-579
-156
Currency
-172
+ 1,915
Price
Volume
Consolidation effects
15,957
16,965
Revenue 2003
Revenue 2004

The revenue of Lufthansa Group was clearly driven by volume growth, which added nearly 2 billion euro to the revenue total. Countervailing effects arose by consolidation, currency and price.

The changes in the group of consolidated companies consist mainly of the deconsolidation of Chef Solutions and the first-time consolidation of companies in the Logistics segment.

The strong Euro hurts us chiefly at the development of revenues. Regarding the result a big portion of the US$ caused effect can be compensated by lower procurement prices, especially fuel.

Passenger traffic revenues and yields 2004 vs. 2003

by traffic region (in percent)


20
15
10
5
0
-5
-10
Traffic revenues
Yields
+8.3 / -1.7
+8.9 / -3.1
+18.3 / -5.1
+6.9 / -4.9
+10.1 / -4.0
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

Traffic Revenues of Passenger Business was raised by 10.1 percent.
This was accompanied by a fall in average yields of 4 percent for 2004.
Adjusted for currency effects they would have declined by 1.5 percent, only.

As you can see, traffic revenue increased in all regions. Asia/Pacific recorded the largest year-on-year increase of 18.3 percent.



Yield development Passenger Business
Q 1 2004 – Q 4 2004
Change in percent
10
5
0
-5
-10
-15
6.9
2.0
-4.8
-8.7
1.2
-2.8
-4.2
-5.3
1.6
-2.4
-4.7
-13.4
-0.2
-2.9
-9.2
-6.1
2.4
-2.6
-5.1
-9.3
1Q 2004
2Q 2004
3Q 2004
4Q 2004
Europe
Americas
Asia/Pacific
Middle East/Africa
Total
6
Lufthansa Aviation Group

The breakdown of yields by quarter graphically shows that they deteriorated continuously compared with 2003. Some special effects must be considered.

First, strong growth in intercontinental traffic, especially on very long routes, our main growth area, has an impact on the network structure and hence also on the computation of the yields.

Second, a larger share of the capacity increase was allocated to the Economy Class. This was due to deployment of new aircraft and the changed configuration of the existing fleet.

Consequently, the share of First and Business Class seats offered by our fleet went down from 25.5 percent in 2003 to 21.4 percent in 2004. The absolute number of premium passengers increased by 6.6 percent from 6.9 million in 2003 to more than 7.3 million in 2004. We are pleased to note that the share of premium passengers on our long haul routes grew considerably.

This means that a return to the 20/80 percent passenger breakdown (Premium/Economy) is not viable in the foreseeable future.

Concerning the sharp fall in yields in the fourth quarter, especially in Asia/Pacific, it should be noted that the comparable yield in the fourth quarter of 2003 had been exceptionally high.

This was made possible in 2003 by a favourable combination of strong passenger demand and limited airline capacities. This changed in the fourth quarter of 2004 as most airlines have meanwhile significantly expanded their capacity on the growth market Asia. This means we were just at the corresponding level in the fourth quarter of 2002



Development of expenses
2004 vs. 2003
in m €
Change in percent
Cost of materials
8,244
+ 15.5
+ 14.4
Staff costs
4,813
+ 4.5
+ 4.4
Depreciation + amortisation
1,112
-41.8
-42.4
Other operating expenses
3,630
-9.9
-11.8
Total
17,799
+ 0.6
-0.3
-50 -40 -30 -20 -10 0 10 20 30
Group as 2003
Group 2004
7
Lufthansa Aviation Group

Expenses were lowered by 0.3 percent compared with 2003. This was less than the rises in income and output. Adjusted for consolidation effects, the cost total would have increased by 0.6 percent.

The main cost drivers was the cost of materials, which rose by 14.4 percent to 8.2 billion euro. This was chiefly caused by fuel costs, which soared by 34.5 percent to 1.8 billion euro. Fuel consumption was 14.4 percent higher, while fuel prices jumped by 32.4 percent. The weak dollar relieved the fuel cost total by 12.3 per cent. Without our successful hedging operations the fuel bill would have been 232 million euro higher.

Fees and charges grew by +11.0 per cent, that is more slowly than the capacity supply. However, in this cost position there are still some weak points. Overall, the level of fees are still too high. Numerous state-owned suppliers continue to believe that network carriers are cash cows, using the resources to subsidize no-frills carriers.

Chartering expenses climbed by 41.2 percent to 644 million euro and the cost of operating leases by 118.2 percent to 168 million euro. This mainly mirrors the inclusion of Lufthansa Regional in the income statement. It is not a question of a real increase in costs, but an effect on the balance sheet, only.

Staff costs rose by 4.4 percent, or by 4.5 percent after adjustment for the changes in the group of consolidated companies. Additional expenses of almost 100 million were incurred compared with 2003 because of the collective pay increases in October 2003 and May 2004 and also because the 2003 figures had been depressed by short-term working for part of the year. The profit-sharing bonus accounts for 76 million euro. An extra 136 million euro was spent on retirement benefit obligations. The reduction of the workforce yielded savings of 121 million euro.

Depreciation, amortisation and impairment costs showed a year-on-year drop of 42.4 percent to 1.1 billion euro. In 2003 this item had included unscheduled impairment charges totalling 738 million euro, of which 580 million euro were goodwill impairments on LSG Sky Chefs USA and 50 million euro on BizJet International.

Operating results per segment
2004 vs. 2003



in m €
Passenger Business
Logistics
MRO
Catering
IT Services
265
45
34
-16
205
157
-167
-215
61
39
-300
-200
-100
0
100
200
300
2004
2003

8 Lufthansa Aviation Group

The Passenger Business segment improved its operating result substantially by 220 million euro to 265 million euro. For the year 2005 the Passenger Business segment expects to earn a higher operating result.

The Logistics segment's operating result comes to 34 million euro, which is 50 million euro better than in 2003. Given a stable overall economic setting and successful implementation of the initiated measures, Lufthansa Cargo is confident of increasing the result in 2005.

Lufthansa Technik managed to surpass the good operating result it achieved in 2003 by 48 million euro to reach 205 million euro. We anticipate that it will be able to match this result in 2005.

Thanks to successful restructuring measures, the LSG Sky Chefs group succeeded in lifting its operating result by 48 million euro to minus 167 million euro. For 2005 we are looking to a positive operating result before extraordinary restructuring charges.

IT Services boosted its operating profit by 22 million euro to 61 million euro. It plans to post an even higher operating result this year.

We are very pleased with the turnaround at Thomas Cook. The operating result (EBITA) improved in 2003/2004 by more than 100 million euro from minus 79 million euro to plus 22 million euro. The Leisure Travel segment's net debt was slashed by 400 million euro to 596 million euro. In the current business year 2004/2005 it expects to show a further improvement and also to record a positive net result.

Operating result
2004 vs. 2003

in m €	2004	2003
Loss / profit from operating activities	1,004	-147
- Net book gains from disposal of assets	-402	-229
thereof START AMADEUS	-	79
thereof Amadeus GTD	292	-
thereof LGM	13	-
thereof Tank & Rast	53	-
thereof Chef Solutions	-14	-
thereof aircraft disposals	14	143
others	44	7
+/- Impairment	34	783
+/- Others	-253	-371
Operating result	383	36

The Lufthansa Group's operating result improved from 36 million euro to 383 million.

In total book gains recorded 358 million euro by the sale of stakes in

- Amadeus GTD
- Lufthansa Facility Management (=LGM)
- Autobahn Tank & Rast.

Impairment expenses last year amounted to 34 million euro. In 2003, by contrast, we had sustained goodwill impairment charges of over 580 million euro for LSG Sky Chefs USA and 50 million euro for BizJet International.

Financial result
2004 vs. 2003

in m €	2004	2003	Change in percent
Income from subsidiaries and associated companies	-42	-137	+ 69.7
Balance of net interest	-331	-341	+ 2.9
Others	-40	-160	+ 75.0
Financial result	-413	-638	+ 35.3
Net loss / profit for the period	404	-984	

10 Lufthansa Aviation Group

The financial result improved by 35.3 percent to minus 413 million euro.

72 million euro of the improved result from subsidiaries and associated companies came from British Midland (which in 2003 had incurred goodwill impairment charges of 66 million euro) and from Thomas Cook, whose result was 30 million euro better.

The net interest balance comes to minus 331 million euro. The interest payments on retirement pension obligations totalled 246 million euro as against 241 million euro in 2003. In future we expect interest expenditure to decline owing to the dedicated funding of company pension obligations.

The other financial items improved in the wake of lower write-downs on financial assets.

The net profit earned by the Lufthansa Group for 2004 increased by a massive 1.4 billion euro to 404 million euro.

Operating cash flow
2004 vs. 2003

in m €	2004	2003	Change
Loss/profit before income taxes	+ 541	-814	+ 1,355
Depreciation + amortisation	+ 1,204	+ 2,133	-929
Income taxes	-68	-19	-49
Result from fixed asset disposal	-402	-229	-173
Others	+ 606	+ 510	+ 96
Cash flow from operating activities	1,881	1,581	+ 300
Capex	1,783	1,155	+ 628

11 Lufthansa Aviation Group

The cash flow rose by 19.0 percent or 300 million euro to 1.9 billion euro.

Last year's capital expenditure of 1.8 billion euro was thus fully funded from the cash flow generated from business operations.

The Group's liquidity as at 31 December totalled 3.8 billion euro; this was 1.1 billion euro higher than at the end of 2003.

In December 2004 we transferred securities worth 605 million euro to the Lufthansa Pension Trust. In line with IAS 19, these are classified as plan assets and so are netted with the corresponding pension liabilities. This will lead to a shorter balance sheet.

Fuelhedge scenario Lufthansa Group
Status: March 2005



average fuelprice Lufthansa Group in USD/bbl
55
50
45
40
35
30
25
20
15
10
Hedging-Position 2005: 78%
market-price
LH-price 2005
14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54
USD/bbl



Average Hedging Position
in %
100
80
60
40
20
0
2Q2005
3Q2005
4Q2005
1Q2006

Fuelprices will keep us busy in 2005, as well.

The hedging position for 2005 stand at 78 percent. For the coming six months the hedging position comes to around 90 percent.

For the whole of 2005 we anticipate, based on current data, that the fuelbill will amount to 2.2 billion euro, around 400 million euro more than in 2004.

Transaction overview



Structure
Envisaged timeline
Lufthansa
Foundation Almea
AirTrust
Foundation Darbada
100%
85%
15%
SWISS
March 2005
Acquisition of minority stake in SWISS from Lock-up shareholders
May 2005
Public tender offer to free float shareholders
Q3 2005
Anti-trust approvals, primarily from EU, expected
Q4 2005
Joint flight operations effective winter schedule 05/06
Earliest 2006
Full control following receipt of air traffic rights

The integration of Swiss will naturally influence significantly not only our business performance but also our financial figures in 2005. Following the strategic comments from Wolfgang Mayrhuber, let me elaborate in more detail on the structure of the transaction.

Owing to the Swiss shareholder structure, as well as the need to clarify the position in respect of anti-trust legislation and traffic rights, the transaction procedure is somewhat complicated.

In a first step the Swiss lock-up shareholders set up the Almea Foundation and AirTrust, whose shares will be held by the Almea Foundation.

Lufthansa acquires 11 percent of the AirTrust shares if at least 75 percent of the equity of the lock-up shareholders has been transferred to it. In return, AirTrust issues a debtor-warrant agreement to the lock-up shareholders.

In May 2005 AirTrust will make a public tender offer to the free-float shareholders.

We anticipate antitrust approval from the EU authorities in the third quarter of 2005. After that, Lufthansa will raise its stake in AirTrust to 49 percent.

The transaction will be completed by the progressive purchase of the Swiss stock by Lufthansa, hedged by put/call contracts.

Lufthansa will then hold 100 percent of the stock in Swiss – which will occur in 2006 at the earliest, depending on receipt of the traffic rights.

In addition, the Swiss lock-up shareholders will set up a second foundation with the name Darbada (Switzerland Air Traffic Foundation).

For a period of ten years, the four members of the Board of Trustees can nominate two members to the Supervisory Board of the Swiss airline. For a single term, they also have the right to propose a member of the Lufthansa Supervisory Board, once an acting member of that Board steps down.

Purchase Price



Shareholder Group	2005	2008
Lock-up shareholders (85%)	–	Payment under earn-out scheme
Free float shareholders (15%)	EUR45m (CHF71m)	–

Upfront purchase price to SWISS shareholders of EUR45m (CHF71m)

The purchase price reflects the business position of Swiss. It will be paid in two installments.

In accordance with Swiss regulations, small shareholders will be offered a cash payment based on the actual share price: This is currently equivalent to 45 million euros.

The other shareholders will receive a debtor-warrant agreement, which can lead to a payment for their stock in 2008.

Details on stock-performance related earn-out



Earn-out curve
Key elements of earn-out
400
350
300
250
200
150
100
50
0
Pay-out in CHFm
CHF390
CHF195
CHF98m
CHF49m
CHF24m
0%
10%
20%
30%
40%
50%
Out-performance Lufthansa vs airline basket
n Airline basket as out-performance benchmark – comprising BA (40% weighting), AF/KLM (40% weighting) and IB (20% weighting)
n Three years after signing comparison of share price development of Lufthansa vs benchmark
n Maximum pay-out of EUR 252m (CHF390m) for Lufthansa out-performance of basket of 50%
n Positive out-performance of Lufthansa vs basket required for pay-out
n Increasing pay-out – consideration doubles for every 10% step up to maximum pay-out of EUR 252m (CHF390m) for 50% out-performance

This debtor-warrant agreement is arranged as follows:

Three years after signing the contracts, the performance of the Lufthansa share price will be compared with that of a basket of airline shares comprising the stock of Air France/KLM, British Airways and Iberia.

The amount of the pay-out will depend on the positive development of the Lufthansa share and, given a 50 percent out-performance, may amount to a maximum of 252 million euro. If there will be no out-performance, there will be no payment.

Assurances allow adapting to economic situation

- Intention of both parties to develop network and hub as part of Lufthansa and depending on economic situation
- SWISS will continue to operate under its SWISS brand name
- Zurich hub will be developed in co-ordination with Lufthansa's hubs in Frankfurt and Munich
- SWISS' route network will continue to be determined on an economically feasible basis

Swiss will continue to operate as an autonomous company and brand in future. The Zurich hub and the Swiss route network will be developed further to the extent that this is economically feasible.

In doing so the assurances which Lufthansa has given to the Swiss lock-up shareholders allow a flexible response to future market conditions.

Significant annual net synergies of EUR 165m (CHF 256m) p.a. by 2008



EURm
2005
2006
2007
2008
30
15
(62)
72
40
(39)
156
70
165
79
Integration costs
Cost synergies
Revenue synergies
Synergy realization
18%
44%
94%
100%

The merger of Swiss and Lufthansa creates significant potential synergies.

Total net synergies of 165 million euro per year are expected from 2008 against once-only integration costs of 101 million euro.

This calculation is based on Swiss' business plan, which includes the restructuring measures that have already been announced.

Identified net synergies and integration costs – details

	Comments
Revenue synergies (Total of EUR 86m)	EUR 47m – Joint market utilization EUR 39m – Optimised neighbourhood traffic
Cost synergies (Total of EUR 79m)	EUR 5m – Integration of Frequent Flyer Programmes EUR 19m – Scale effects in joint purchasing EUR 39m – Synergies in business process overhead EUR 16m – Joint cargo activities
Integration costs (Total of EUR 101m)	EUR 101m – Integration related one-off costs (administration, fees etc)

Synergies will arise as follows:

Revenue synergies are expected to yield higher income of around 86 million euro p.a. from 2008 through increased cross-selling activities and optimised neighbourhood traffic.

Cost synergies amounting to 79 million euro p.a. are achievable by integrating the frequent flyer programmes, scale effects in joint purchasing, synergies in business process overhead and joined cargo activities.

Lufthansa and SWISS combined - key figures 2004

(EURm)	Lufthansa(1)	SWISS(1)	Lufthansa+SWISS(2)
Revenue	16,965	2,271	19,236
EBIT	922	-79	843
Net result	404	-90	314
Capex	1,783	65	1,848
Operating cash flow	1,881	125	2,006
Net financial debt (cash)	(418)	380	21
Pension obligations	4,132	8	4,149
Gearing(3)	93%	70%	94%
Equity ratio	22%	27%	22%

(1) According to company annual report of 2004
(2) Pro forma combined including first-time consolidation effects
(3) Including pension obligations
Note: 1 CHF = 0.645 EUR
Source: Lufthansa, SWISS

The new combined Aviation Group will enjoy virtually unchanged financial stability.

For example, the pension obligations will rise only slightly.

The new Group's gearing will change marginally by one percentage point to 94 percent, with the equity ratio remaining unchanged at 22 percent.

Outlook*

Operating result in EUR m


1200
1000
800
600
400
200
0
1,060
724
1,042
28
718
36
383
1998
1999
2000
2001
2002
2003
2004
2005

*as of March 23rd, 2005

As of now, our outlook for the year 2005 applies to the new expanded Lufthansa Group.

Besides the integration of Swiss, the focal points of our attention remain, on the one hand, the restructuring of the two business segments Leisure Travel and Catering and, secondly, achieving the targets of our action plan.

We assume that average yields will remain under pressure in 2005 on account of the fierce market competition.

The oil price, which has continued to rocket of late, likewise presents us with major challenges. Given this constellation of circumstances, we must and we shall continue to cut our costs.

Assuming further that no special crises occur in the current year, we are aiming to return an operating result – with Swiss integrated – on a par with the previous year's level.

Annual General Meeting 2005


Lufthansa
Hauptversammlung

The 52nd Annual General Meeting of Deutsche Lufthansa AG will take place in Cologne at the Kölnarena on Willy-Brandt-Platz on May 25, 2005.

Overview

Dear shareholder,

Here you will find step-by-step all the important information you need to know about our AGM. The **convening announcement (PDF, 133 kB)** was published on March 31.

Invitation
Lufthansa is sending an invitation to the AGM directly to all shareholders who were registered on the share register as of March 31, 2005. Stockholders who are registered between April 1 and May 11 will receive the AGM documents in two further mailing actions from April 27 or May 12, depending on the date of their registration.
Should you not have received your invitation after a reasonable postal delivery time, please e-mail us at hv-service@dlh.de or call us on our HV hotline at ++49 (0)221 826-3992.
For further details, see: **Attendance at the Annual General Meeting**.

AGM registration by Internet
As soon as you have received your invitation and the accompanying documents, you can until May 20 order your admission ticket or transfer your voting rights to the company's proxy representatives here via the Internet. You can change your instructions to the proxy representatives until 3 p.m. on May 24. The part "Remarks" in your invitation tells you how you can start this dialog.

Registration for documents by e-mail
If you have not yet registered for receiving the AGM papers by e-mail, you can do so with the access data in your invitation documents.

Shareholder Service

- **Registration via Internet**
  Request of admission ticket and grant proxy for voting representatives of Deutsche Lufthansa AG
- **Registration for e-mail delivery**
  Registration to receive spezial shareholder information via e-mail
- **Share register-service**
  Here you can make changes to your address in the Lufthansa share register
- **Terms of use for participants in e-mail delivery**

Information for our shareholders on the 52nd AGM

- **Agenda of the Annual General Meeting 2005** (or: PDF-file)
- **Attendance of the Annual General Meeting 2005**
- **Countermotions**
- **Information for shareholders on the 2004 result** (PDF-file)
- **Information on dividend payment**
- **Ownership structure at 31 March 2005**
  Publication pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.
- **Hotel Reservation**

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gene Meeting

Next AGM
25 May 2005

- Here you will
- Future Financ
- Annual Repor

- Additional in
- News
- Adhoc-Releas
- Glossary
- Boards
- Articles of As


www.lufthan

Attendance of the Annual General Meeting 2005



Attendance at the Annual General Meeting

Shareholders entitled to attend the AGM of Deutsche Lufthansa AG and to cast votes - either in person or by proxy - are those shareholders whose names are entered in the share register and who register for the AGM no later than 20 May 2005.

The Company will send application and proxy forms, as well as a copy of the agenda of the AGM to the addresses of those shareholders whose names are entered in the share register of the Company on 11 May 2005. The material will include additional information on applications for attendance and on the appointment of proxies.

New shareholders whose names are entered in the share register from 12 to 20 May 2005 can make a written application to attend, stating their shareholder's ID, name, address and date of birth.

Postal address Hauptversammlung Deutsche Lufthansa AG
c/o ADEUS Aktienregister-Service-GmbH
60211 Frankfurt am Main
Germany
Fax number +49-69-2562-7049
E-Mail hv-service@dlh.de

Shareholders entered in the share register may also cast their votes at the AGM via an authorised person, a bank or a shareholders' association. In this case, the authorised person must register or be registered by the shareholder in good time.

If a bank, etc., is entered in the share register it may cast votes in respect of the shares it does not own only on the basis of a shareholder's authorisation.

Lufthansa is offering its shareholders the option of having authorised Company representatives cast votes on their behalf. Such representatives exercise this voting right only on the basis of instructions issued by the shareholder.

Once again, admission tickets may be ordered and proxies issued with voting instructions for authorised Company representatives using the Internet. Please find further information at www.lufthansa-financials.com, taking the link to "Annual General Meeting".

Queries and Motions

Please send any queries or motions regarding the AGM to the following address only.

Postal address Deutsche Lufthansa AG
Investor Relations (HV)
50664 Köln
Germany
Fax number +49-221-826-3646
E-Mail CGNIRAW@DLH.DE

We regret that we are unable to consider motions sent to any other address. Any countermotions received by 11 May 2005, 24:00 hrs, will be made accessible in the Internet at www.lufthansa-financials.com. Any opinions of the management will be published at the same Internet address.

The annual report for the 2004 financial year can also be ordered there and is available for downloading. It can also be obtained as CD-ROM or in bound form by informal order from the above Lufthansa Investor Relations address.

Those shareholders who requested regular forwarding of a copy of the annual report at an earlier point in time, so that their names have been added to our mailing list, will receive



▷ www.lufthan

the report automatically without renewing their order.

The invitation to attend the AGM appears in the electronic Federal Gazette dated 31 March 2005.

Cologne, 31 March 2005

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

Registered office of the Company: Cologne
Entered in the Commercial Register of the Cologne Local Court (Amtsgericht) under HRB 2168
Chairman of the Supervisory Board: Dipl.-Ing. Dr. Ing. E. h. Jürgen Weber
Executive Board: Wolfgang Mayrhuber (Chairman), Dr. Karl-Ludwig Kley, Stefan Lauer

▷ **Back to Overview**


top

Terms of use for participants in e-mail delivery





Notes on data protection

The security of your personal data and protection of your privacy are a top priority for us. We ensure the security of our data communication by utilizing current, state-of-the art technology and processes.

In the course of operating the Online Service for the Annual General Meeting (AGM), we will store, process and use your data exclusively for the following purposes.

- Registration for e-mail delivery
- Online order of an admission ticket to the AGM
- Online authorisation of voting representatives appointed by Deutsche Lufthansa AG to cast your votes on your behalf according to the voting instructions that you provide
- Online change of your postal address in the share register

In order to comply with the disclosure requirements under German stock corporation law, we will archive the data that you provided online when authorising representatives to vote on your behalf together with the associated voting instructions for a period of three years.

Online registration for the AGM

Registering for the Lufthansa AGM via the Internet is only possible up until 20 May 2005, 11:59 pm CET. Up to that time, you should order an admission ticket via the Internet or authorise the voting representatives appointed by Deutsche Lufthansa AG to cast your votes on your behalf without disclosing your name in accordance with your instructions on the various agenda items. You will be able to change your voting instructions up until 24 May 2005, 3:00 pm.

However, please note that such authorisation does not fully substitute your personal attendance at the AGM. Thus, for example, the voting representatives of Lufthansa will not be able to make any statements, ask any questions, or make any proposals on your behalf. Furthermore, the Online Service does not allow you to vote on procedural motions or on shareholder motions not made accessible in accordance with Sec. 126 of the German Stock Corporation Act in our webpage (► Countermotions).

We encourage you to make early use of our AGM Online Service to ensure that, in case of any technical difficulties, you will still have sufficient time to register before the deadline of 20 May 2005 by alternate procedures.

Shareholders who have registered for e-mail delivery, will no longer receive a reply form as attachement to the invitation. In case of any technical difficulties you are requested to send a mail to hv-service@dlh.de or a fax on +49 (0)221 826 3646 or to call the Lufthansa Hotline at +49 (0)221 826 3992.

If you want to authorise a bank or shareholders' association to vote on your behalf, please ensure that it is willing to vote on your behalf. Permanent powers of attorney issued usually apply to your securities account, but not necessarily to the representation of registered shares. In case of proxyvoting,

- You can order an admission ticket sent directly to the person who is representing a bank or shareholders' association. To do this, please click on Ticket order ► Ticket order for the person below
- You can admission ticket to your own address and then authorise in writing a bank or shareholders' association to vote on your behalf by using the form on the back of the admission ticket. You will then need to send the original admission card, along with your authorisation, to the authorised representative

Shareholder groups / Legal persons

Please note that when shareholders are listed in the share register as a group (e.g. married couples), partnership or legal person, the individual who orders admission tickets, authorises the Lufthansa proxies to vote on behalf of the shareholders, or issues or changes the voting instructions must be authorised by all members of the group, legal entity/partnership on whose behalf he or she acts.

Precautions to be taken by Online Service Users

Please keep your shareholder number and your personal password in a safe place to prevent access by unauthorised persons. If you suspect unauthorised use of your account, you should have your access to the Sareholder Service blocked by calling the Lufthansa Hotline at +49 (0)221 826 3992 or, if you are registered to receive the invitation to the

AGM by e-mail, at least change your password and the security question.

Having your access blocked will prevent you from using the AGM Registration Service. In other words, registrations for the AGM may after that point only be submitted in writing. Authorisations and instructions submitted via the Internet before access was blocked will NOT be considered. Access to the live webcast of the AGM via the Internet will also be blocked.

Please also make sure that you exit the AGM Registration Service correctly. Your registration or your change of instructions will not be recorded until the confirmation of the request for admission cards or of the receipt of your authorisation together with the pertinent instructions is displayed. If the transaction is aborted prematurely (e.g., via the "cancel" button or by closing the window), your registration or your change of instructions will not be properly recorded. By correctly exiting our Online Service, you also prevent unauthorised persons from viewing or manipulating your data during your absence.

▷ **Zur Übersicht**


top



Agenda of the Annual General Meeting 2005



We hereby invite our shareholders to attend
the 52nd Annual General Meeting
to be held at Kölnarena, Willy-Brandt-Platz 1, 50679 Köln
on Wednesday, 25 May 2005, at 10:00 a.m.

Agenda*

1.
Presentation of the audited financial statements, the approved consolidated financial statements, the management report for the Company and the Group for the 2004 financial year as well as the report of the Supervisory Board

2.
Appropriation of the balance sheet profit for the 2004 financial year

The Executive Board and the Supervisory Board propose that the balance sheet profit of Euro 137,376,000 stated in the financial statements be used to pay a dividend of Euro 0.30 per registered share.

3.
Approval of Executive Board's acts for the 2004 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Executive Board during the 2004 financial year.

4.
Approval of Supervisory Board's acts for the 2004 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Supervisory Board during the 2004 financial year.

5.
Cancellation of Authorised Capital A, creation of new Authorised Capital A and a corresponding amendment to the Articles of Association

Proposal of the Executive Board and the Supervisory Board on point 5 of the agenda ···>

6.
Authorisation to purchase own shares

Proposal of the Executive Board and the Supervisory Board on point 6 of the agenda ···>

7.
Appointment of auditors for the annual financial statements in the 2005 financial year

The Supervisory Board proposes the appointment of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, as auditors of the annual financial statements for the 2005 financial year.

Notifications pursuant to § 128 (2) German Stock Corporation Act (AktG)

Members of the Supervisory Board of Deutsche Lufthansa AG are also members of

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gener Meeting

Next AGM
25 May 2005

□ **Here you will**

▷ Future Financ

▷ Annual Repor

□ **Additional in**

▷ News

▷ Adhoc-Releas

▷ Glossary

▷ Boards

▷ Articles of As


www.lufthan

Executive Boards of the following financial institutions:
Bayerische Landesbank Girozentrale
Deutsche Bank AG

A member of the Executive Board of Deutsche Lufthansa AG is also a member of the Administrative Board of the following German financial institution:
Landesbank Hessen-Thüringen Girozentrale

The following financial institutions hold interests in Deutsche Lufthansa AG that must be disclosed to meet the requirements of § 21 of the German Securities Trading Act (WpHG):
Dresdner Bank AG, due to the inclusion of the shares held by GENUJO Achte Beteiligungs GmbH
Bayerische Landesbank, due to the inclusion of the shares held by GENUJO Achte Beteiligungs GmbH

The following financial institutions are members of the consortium that carried out the last issue of securities of the Company within the past 5 years:
Dresdner Bank AG
Morgan Stanley Bank AG
Deutsche Bank AG
Citigroup Global Markets Deutschland AG & Co.KGaA
WestLB AG
Barclays Bank PLC
Bayerische Landesbank
Bayerische Hypo- und Vereinsbank AG
BNP PARIBAS London Branch
Commerzbank AG
DZ BANK AG Deutsche Zentral-Genossenschaftsbank
HSBC Trinkaus & Burkhardt KGaA
Landesbank Hessen-Thüringen Girozentrale
Société Générale S.A.

Cologne, 31 March 2005

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

* This text is a translation of the original German text.
Please note that only the German version is binding under law.




top




Agenda of the Annual General Meeting 2005



To point 5: **"Cancellation of Authorised Capital A, creation of new Authorised Capital A and a corresponding amendment to the Articles of Association"**

The Executive Board was authorised by the Annual General Meeting on 19 June 2002, under item 4 of the agenda, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages by up to Euro 200,000,000 by issuing new registered shares against cash contribution or against contribution in kind (Authorised Capital A). On the basis of resolutions adopted by the Executive Board and the Supervisory Board on 24 May 2004, partial use was made of this authorisation to increase the Company's share capital. On 14 June 2004, the Company raised the share capital by Euro 195,379,200 by issuing 76,320,000 new registered shares against a cash contribution. Shareholders were granted a subscription right in a ratio of 5 : 1. Due to the capital increase, the still available Authorised Capital A was reduced to Euro 4,620,800. In order to retain for the Company the possibility of raising the share capital in future as well, a proposal is submitted to the Annual General Meeting to create new Authorised Capital A and to cancel the previous authorisation.

The Executive Board and the Supervisory Board, therefore, propose adoption of the following resolution:

a) Creation of new Authorised Capital A
The Executive Board is authorised, with the consent of the Supervisory Board, to raise the share capital of the Company by 24 May 2010 in one or more stages by up to Euro 200,000,000 by issuing new registered shares against cash contribution or against contribution in kind (Authorised Capital A). Shareholders shall be granted a subscription right.

In the case of share issues against contributions in kind made for the purpose of acquiring companies or interests in companies, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders. The Executive Board is also authorised, with the consent of the Supervisory Board, to exclude fractional amounts from the subscription rights of shareholders. Furthermore, in the case of a capital increase against a cash contribution, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders if the issue price is not significantly lower than the market price. However, this authorisation is subject to the condition that shares issued in exclusion of subscription rights in accordance with § 186 (3), sent. 4 AktG do not exceed ten per cent of the share capital, either at the time this authorisation is granted or at the time it takes effect or at the time it is implemented. A sale of own shares shall be set off against this limit of ten per cent of share capital if it is carried out after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in accordance with § 186 (3), sent. 4 AktG. This limit of ten per cent of share capital shall also be set off against those shares that are issued to service convertible bonds and/or bonds with warrants attached, provided that the convertible bonds and/or bonds with warrants attached were issued after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in application of § 186 (3), sent. 4 AktG.

The Executive Board is also authorised, with the consent of the Supervisory Board, to determine the further particulars of shareholder rights and the conditions for the shares issue.

b) Cancellation of the previous Authorised Capital A
The authorisation issued to the Executive Board by the Annual General Meeting on 19 June 2002 under item 4 of the agenda and time-limited until 18 June 2007, pursuant to Art. 4 (2) of the Articles of Association subject to the consent of the Supervisory Board, to raise the Company's share capital in one or more stages by issuing new registered shares against a cash contribution (Authorised Capital A), is cancelled, for the period starting with the effective date of this new authorisation, to the extent that no use has been made of it as yet.

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gene
Meeting

Next AGM
25 May 2005

Here you wil

- Future Financ
- Annual Repor

Additional in

- News
- Adhoc-Relea
- Glossary
- Boards
- Articles of As



www.lufthan

c) Amendment to the Articles of Association
Art. 4 (2) of the Articles of Association shall be reworded as follows:

"The Executive Board is authorised, with the consent of the Supervisory Board, to raise the share capital of the Company by 24 May 2010 in one or more stages by up to Euro 200,000,000 by issuing new registered shares against cash contribution or against contribution in kind (Authorised Capital A). Shareholders shall be granted a subscription right. In the case of share issues against a contribution in kind made for the purpose of acquiring companies or interests in companies, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders. The Executive Board is also authorised, with the consent of the Supervisory Board, to exclude fractional amounts from the subscription rights of shareholders. Furthermore, in the case of a capital increase against a cash contribution, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders if the issue price is not significantly lower than the market price. However, this authorisation is subject to the condition that shares issued in exclusion of subscription rights in accordance with § 186 (3), sent. 4 AktG do not exceed ten per cent of the share capital, either at the time this authorisation is granted or at the time it takes effect or at the time it is implemented. A sale of own shares shall be set off against this limit of ten per cent of share capital if it is carried out after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in accordance with § 186 (3), sent. 4 AktG. This limit of ten per cent of share capital shall also apply to those shares that are issued to service convertible bonds and/or bonds with warrants attached, provided that the bonds were issued after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in application of § 186 (3), sent. 4 AktG. The Executive Board is authorised, with the consent of the Supervisory Board, to determine the further particulars of shareholder rights and the conditions for the share issue."

d) Entry in the Commercial Register
To ensure that the cancellation of the previous Authorised Capital A does not take effect until it is replaced by the new Authorised Capital A in the amount of Euro 200,000,000, the Executive Board shall be instructed not to register the aforementioned resolution framed under b) on the cancellation of the previous Authorised Capital A for entry in the Commercial Register until it is sure that the resolution on the creation of new Authorised Capital A pursuant to a) above in the amount of Euro 200,000,000 as well as the corresponding amendment to the Articles of Association pursuant to c) above has been entered in the Commercial Register immediately after the entry of this cancellation

Report of the Executive Board to the AGM on item 5 of the Agenda pursuant to §§ 203 (2), § 186 (3), sent. 4, (4), sent. 2 AktG

In view of the fact that most of the previous Authorised Capital A was used up by the capital increase on 14 June 2004, a proposal is submitted to the Annual General Meeting to create new Authorised Capital A.

The idea behind the proposed authorisation enabling the Executive Board, with the consent of the Supervisory Board, to raise the Company's share capital by up to Euro 200,000,000 in one or several stages by issuing new registered shares against cash contributions or contributions in kind (Authorised Capital A) is to maintain the Company's flexibility to use this type of financing and to increase its share capital.

The Executive Board is to be allowed to exclude shareholders' subscription rights when new shares are issued against cash contributions for the purpose of acquiring companies or participations in companies, this to enable the Board to issue shares, too, as consideration in any acquisition projects. National and international competition increasingly requires that this kind of consideration be given, especially as sellers frequently insist on obtaining shares of the acquiring company in payment for acquisitions because this may be more advantageous for them. Very high payments must often been made in such cases. These payments can often not be made, or are not to be made, in cash – primarily in order to achieve an optimal financing arrangement. The amount of the authorised capital should be sufficiently high to enable large corporate acquisitions to be carried out as well, whether they be funded by means of cash or shares. Having the scope to offer the Company's own shares as an acquisition currency is thus an advantage in competing for interesting acquisition targets. The authorisation proposed is therefore designed to enable the Company to take advantage of interesting opportunities to acquire companies or a stake in companies in a flexible way and at reasonable cost, in the interest of the shareholders. As a capital increase for the purpose of funding an acquisition must be carried out at short notice, this cannot as a rule be approved by the AGM, which is only

held once a year. For this reason, the creation of authorised capital that the Executive Board can use quickly as a resource is necessary.

The Executive Board is also authorised, with the consent of the Supervisory Board, in accordance with §§ 203 (2), 186 (3), sent. 4 AktG in regard to an increased amount that neither at the time the authorisation takes effect nor at the time the authorisation is implemented exceeds ten per cent of the existing share capital, to exclude the subscription rights of shareholders if the new shares are issued against a cash contribution and at a price that is not significantly lower than the market price. This authorisation puts the Company in a position to exploit market opportunities in its various fields of business rapidly and flexibly, and to raise the necessary capital to do so at very short notice if need be. By so avoiding the costly and time-consuming process of carrying out a rights offering, the Company is able to meet equity capital needs without delay to take advantage of short-term market opportunities, to raise substantial sums through issues to the benefit of the Company, and also to gain new groups of shareholders in Germany and abroad. In implementing the authorisation, the Executive Board shall set the discount as low as market conditions prevailing at the time of the placement allow. The discount on the market price at the time the authorised capital is utilised shall under no circumstances be greater than five per cent of the prevailing market price. Moreover, the exclusion of subscription rights shall not, either at the time of granting of the authorisation or at the time it takes effect or at the time it is implemented, exceed ten per cent of existing share capital. These provisions are designed to protect shareholders against the dilution of their shareholdings in accordance with the requirements of the law. By virtue of the fact that the issue price of new shares approximates the market price, and by virtue of the limitation on the amount of shares that can be issued in a capital increase without subscription rights, every shareholder has the opportunity in principle to maintain his ratio of shareholdings by acquiring the necessary number of shares on virtually the same conditions on the market. This therefore ensures that – in conformity with the statutory requirements of § 186 (3), sent 4 AktG – the financial interests and voting rights of shareholders are adequately safeguarded in any utilisation of the authorised capital in exclusion of subscription rights, while the Company gains additional entrepreneurial flexibility in the interests of all its shareholders. A sale of own shares shall be set off against this limit of ten per cent of share capital if this is done after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in accordance with § 186 (3), sent 4 AktG. This limit of ten per cent of share capital shall also apply to those shares that are issued to service convertible bonds and/or bonds with warrants attached, provided that the bonds were issued after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in application of § 186 (3), sent 4 AktG. These offsets are designed to ensure that no shares from Authorised Capital A are issued in exclusion of subscription rights, in accordance with § 203 (1), § 186 (3), sent. 4 AktG, if this would result in the subscription rights of shareholders being excluded for more than ten per cent of the share capital in the direct or appropriate application of § 186 (3), sent. 4 AktG without any important reason. This additional limitation is in the interests of shareholders who wish to maintain their ratio of shareholdings in a capital increase.

The Executive Board will examine carefully in each specific case whether it should utilise the authorisation to increase capital in exclusion of subscription rights of shareholders. It shall make use of this option only if the Executive Board and the Supervisory Board deem this to be in the interests of the Company and thus of their shareholders.

The Executive Board will report on the utilisation of the Authorised Capital at the following Annual General Meeting.

In the event that the Executive Board does not make use of the aforementioned authorisations to exclude subscription rights, the subscription rights of shareholders may only be excluded, with the consent of the Supervisory Board, for fractional amounts arising from the subscription ratio in order to facilitate the process. The new shares that are excluded from the subscription rights of shareholders as fractional amounts shall either be sold through the stock exchange or otherwise disposed of in the best possible manner for the Company.

 

▷ **Back to Overview**




Agenda of the Annual general Meeting 2005



To point 6: **"Authorisation to purchase own shares"**

The current authorisation granted by the Annual General Meeting of 16 June 2004 on item 5 of the Agenda to permit the purchase of own shares will expire on 15 December 2005. This authorisation has not yet been used. In order to enable the Company to continue to have the opportunity to buy back its own shares, a resolution to cancel the authorisation granted last year and to authorise the Executive Board anew to purchase own shares by 24 November 2006 is to be proposed to the AGM.

The Executive Board and the Supervisory Board, therefore, propose adoption of the following resolution:

That the Company be authorised pursuant to § 71 (1), no. 8 AktG to purchase its own shares by 24 November 2006 in an amount not exceeding ten per cent of the Company's share capital at the time of the resolution by the AGM. The shares may be purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. The price paid for these shares may not be more than ten per cent higher or lower than the market price. In terms of the aforementioned provision, the market price in the event of a purchase through the stock exchange shall be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or in an appropriate successor system) on the last five trading days prior to the purchase of the shares. In the event of a purchase by means of a public offer to purchase made to all shareholders, the market price shall be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or in an appropriate successor system) on the last five trading days prior to publication of the decision to submit this offer.

The Executive Board shall be authorised, with the consent of the Supervisory Board, to sell own shares acquired in a way other than through the stock exchange or by means of a public offer to purchase made to all shareholders, provided that the shares are sold at a price that is not significantly lower than the market price of the same class of the Company's shares at the time of the sale. The subscription rights of shareholders shall be excluded. This authorisation is subject, however, to the condition that the shares excluded under § 186 (3), sent. 4 AktG do not exceed ten per cent of the share capital, either at the time when this authorisation is granted or at the time when it takes effect. To be set off against this limit of ten per cent of the share capital are shares that are issued after this authorisation has come into effect by virtue of an authorisation applying at the time this authorisation takes effect or by virtue of a substitute authorisation to issue new shares from authorised capital under § 186 (3), sent. 4 AktG in exclusion of subscription rights. This limit of ten per cent of share capital shall also apply to those shares that are issued or are to be issued in order to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorisation came into effect by virtue of an authorisation applying at the time this authorisation takes effect or by virtue of a substitute authorisation under the terms of § 186 (3), sent. 4 AktG in exclusion of subscription rights.

The Executive Board shall also be authorised, with the consent of the Supervisory Board, to sell its own shares purchased in a way other than through the stock exchange or by means of a public offer made to all shareholders, provided that this is carried out against contributions in kind within the scope of the acquisition of companies or interests in companies, or in order to satisfy the rights of holders of, or creditors under convertible bonds or bonds with warrants attached which have been issued by the Company or by a foreign subsidiary in which Deutsche Lufthansa AG holds a 100% direct or indirect interest, or in order to offer its own acquired shares as staff shares for purchase by employees of Deutsche Lufthansa AG and its affiliated companies. In each case, the subscription rights of shareholders shall be excluded.

The Executive Board shall furthermore be authorised to call in its acquired own shares either in their entirety or in portions subject to the approval of the Supervisory Board with no further resolution of the Annual General Meeting.

The above authorisations may be used, singly or in combination, on one or several occasions, to sell or call in the Company's own shares in their entirety or in portions.

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gener
Meeting

Next AGM
25 May 2005

□ **Here you will**

▷ Future Financ

▷ Annual Repor

□ **Additional in**

▷ News

▷ Adhoc-Releas

▷ Glossary

▷ Boards

▷ Articles of As



▷ www.lufthan

The current authorisation for the purchase of own shares granted by the Annual General Meeting of 16 June 2004 on item 5 of the Agenda and expiring on 15 December 2005 shall be cancelled for the period after the new authorisation takes effect.

Report of the Executive Board on item 6 of the Agenda pursuant to §§ 71 (1), no. 8 and 186 (3), sent. 4, (4), sent. 2 AktG

Under item 6 of the Agenda, it is proposed that the AGM authorise the Company pursuant to § 71 (1), no. 8 AktG by 24 November 2006 to acquire own shares representing up to ten per cent of the share capital at the time of adoption of the resolution by the AGM, including own shares that have already been acquired or are attributable to the Company. Under the terms of this proposal, the Company may dispose of or issue own shares acquired by virtue of this or another authorisation, partly and in exclusion of the subscription rights of shareholders.

The proposed authorisation to purchase own shares replaces the previous authorisation granted by the Annual General Meeting in 2004. The aim of the authorisation is to enable the Company to use the flexibility of this instrument until 24 November 2006. Own shares may be only purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. In this way, all shareholders shall have the same opportunity to sell shares to the Company wherever the Company makes use of the authorisation to purchase its own shares.

The provisions of statute allow the Company to sell its own acquired shares through the stock exchange or by means of a public offer made to all shareholders. Use of this selling option safeguards the rights of shareholders to equal treatment in the reissue of shares. In addition, the authorisation proposed also provides for the Executive Board, with the consent of the Supervisory Board, to sell its own shares acquired by virtue of the authorisation in a way other than through the stock exchange or by means of a public offer made to all shareholders, provided that they are sold at a price that is not significantly lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. With this authorisation, which is equivalent to an exclusion of subscription rights, the Company is making use of the scope provided by § 71 (1), no. 8 AktG in application of § 186 (3), sent. 4 AktG to facilitate the exclusion of subscription rights. One object is to enable the Company to offer its shares to institutional investors in particular and/or to expand the shareholder base, in the interests of the Company. Another is to ensure that the Company is able to respond quickly and flexibly to favourable market opportunities. Due account is taken of the interests of the shareholders by providing that the shares may be sold only at a price that is not significantly lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. This authorisation is limited to a total of ten per cent of the share capital of the Company, both at the time when this authorisation takes effect and at the time when it is implemented. To be set off against this limit of ten per cent of the share capital are shares that are issued after this authorisation has come into effect by virtue of an authorisation applying at the time the proposed authorisation takes effect or by virtue of a substitute authorisation to issue new shares from authorised capital under § 186 (3), sent. 4 AktG in exclusion of subscription rights. Also, this limit of ten per cent of share capital shall apply to those shares that are issued to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorisation takes effect by virtue of an authorisation applying at the time the proposed authorisation takes effect or replacing such an authorisation under § 186 (3), sent. 4 AktG in exclusion of subscription rights. These offsets are designed to ensure that own shares purchased are not sold in exclusion of subscription rights, in accordance with § 186 (3), sent. 4 AktG, if this would result in the subscription rights of shareholders being excluded for more than ten per cent of the share capital in direct or indirect application of § 186 (3), sent. 4 AktG for no special material reason. This additional limitation is in the interests of shareholders who, wherever possible, wish to maintain their percentage of shares held.

The Executive Board is also to be authorised, with the consent of the Supervisory Board, to use own shares purchased by virtue of the proposed authorisation as consideration for the acquisition of companies or of interests in companies. International competition increasingly requires this form of acquisition financing as well. The proposed authorisation is intended to create the necessary scope for the Company to take quick and flexible advantage of acquisition opportunities that may arise. The proposed exclusion of subscription rights takes due account of this. In determining the valuation ratios, the Executive Board will ensure that the interests of shareholders are adequately safeguarded. The Company will have the Authorised Capital A proposed under item 5 of the agenda at its disposal for the purpose of acquiring companies or interests in other companies. In deciding on which share type is to be used to finance such transactions, the Executive Board will be guided solely by the interests of the Company and of the shareholders. The Executive Board shall also be authorised, with the consent of the Supervisory Board, to

- use own shares purchased by virtue of the proposed authorisation to satisfy the rights of holders of, or creditors under convertible bonds and/or bonds with warrants attached issued by the Company or by a wholly-owned subsidiary of the Company. Wherever the Company makes use of this option, no conditional capital increase need be carried out. Hence, the interests of shareholders are not affected by this additional option. Furthermore, the Executive Board is to be authorised to offer acquired own shares as staff shares for purchase by employees of Deutsche Lufthansa AG and its affiliated companies. This is to enable the Company to offer shares to its employees without having to resort to authorised capital B. The use by the Company of available own shares instead of resorting to a capital increase or a cash payment may make sense in business terms and, to that extent, the purpose of the authorisation is to increase flexibility.

The Executive Board will report on any use made of the authorisation to purchase own shares at the next AGM.






Events Annual General Meeting

Countermotions to the 2005 Annual General Meeting (AGM)



Dear Shareholder,

To date, no shareholder motions that must be made accessible have been submitted to the agenda of Deutsche Lufthansa AG's AGM to be held on 25 May 2005.

If any motions to be made accessible are received by 11 May 2005, 24:00 hrs, they will be published here without delay.

▷ **Back to Overview**

top 

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gener
Meeting

Next AGM
25 May 2005

Here you wil

▷ Future Financ

▷ Annual Repor

Additional in

▷ News

▷ Adhoc-Releas

▷ Glossary

▷ Boards

▷ Articles of As



▷ www.lufthan

Investor Infos

Next Issue
11 April 2005

Reports

1st Interim Re
11 May 2005

Annual Gener
Meeting

Next AGM
25 May 2005

▢ Here you will

▷ Future Financ

▷ Annual Repor



▷ www.lufthan

Lufthansa achieved net profit of 404 million euros and proposes to resume dividend payment

Lufthansa looks back on a successful year with a substantially higher result: The operating profit was raised by 347 million euro to 383 million euros, the net result reached 404 million euros. Lufthansa's shareholders will also profit from the good results: the Executive Board and Supervisory Board will submit a motion to the Annual General Meeting on 25 May to pay a dividend of 0.30 euros per share. For the year 2005 - taking into account the integration of SWISS - Lufthansa anticipates an operating result on a par with the 2004 figure.

More information to the annual result 2004

Deutsche Lufthansa AG
Investor Relations

23 March 2005

▷ More Information **"The dividend: Questions and Answers"**

Negative net result rules out dividend payment

Lufthansa stayed on course and demonstrated stability also in the turbulent year 2003. "Thanks to our flexibility we were able to progressively recover from a record loss in the first quarter to post an operating profit of 36 million euros for the full year", Lufthansa's Chairman and Chief Executive Officer Wolfgang Mayrhuber said on presenting the company's annual financial statements on March 25. "The weak macroeconomic momentum, the war in Iraq and SARS squeezed demand, further increased price pressures and severely depressed our result." Lufthansa had to critically review the book values of its goodwill and tangible fixed assets and to make impairments of 783 million euros, largely in respect of the LSG Sky Chefs group. The net loss for the year was consequently -984 million euros. This means that Lufthansa cannot pay a dividend for 2003.

Deutsche Lufthansa AG
Investor Relations

25 March 2004

▷ **Here you will find more information on our Annual Financial Statements 2003**

Dividend Notification for the financial year 2002

The Annual General Meeting on June 18 2003 agreed that the distributable profit for the 2002 business year amounting to 228,960,000 euros be utilised for payment of a dividend of 0.60 euros per registered share.

The dividend will be paid on 19 June 2003 after deduction of a capital gains tax of 20 % and a surtax of 5.5 % (solidarity contribution) on the capital gains tax (in total 21.1 %) against presentation of dividend coupon No. 5 at the company cash office or at one of the following banks or branches:

Dresdner Bank AG
Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
Bayerische Landesbank Girozentrale
Commerzbank AG

- HSBC Trinkaus & Burkhardt KGaA
  HSH Nordbank AG
  ING BHF-BANK AG
  Landesbank Hessen-Thüringen Girozentrale
  MERCK FINCK & CO PRIVATBANKIERS
  M.M. Warburg & CO KGaA
  Sal. Oppenheim jr. & Cie. KGaA
  SEB AG
  Vereins- und Westbank AG
  Westfalenbank AG
  WestLB AG

Dividends are paid to resident shareholders without deduction of capital gains tax and surtax, if they have submitted to their custodian bank a "non-taxable attestation" from their tax office exempting them from those taxes. The same applies wholly or in part to shareholders, who have issued an "exemption order" to their custodian bank insofar as the exempted sum listed in that order has not already been used up by other earnings from capital assets.

Dividends paid to tax-paying shareholders in Germany are subject to an imputation procedure, introduced under the German Corporation Tax Reform of of 23 October 2000, under which only half the dividend is subject to personal income tax liability. The corporation tax credit issued in previous years no longer applies.

Cologne, 19 June 2003

Deutsche Lufthansa Aktiengesellschaft

The Executive Board

Dividend Payment per share since 1985

	Ordinary shares		**Preference shares**	**Tax Credit**		**Dividend payment**	
Year	**in DM***	**in EUR**	**in DM**	**in DM**	**in EUR**	**in Mio. DM**	**in Mio. EUR**
2004		**0.30**			*****		**137.0**
2002		0.60		****	****		229.0
2000	1.17	0.60		0.51	0.26		229.0
1999	1.10	0.56		0.47	0.24	419.8	214.6
1998	1.10	0.56		0.47	0.24	419.8	214.6
1997	0.90	0.46		0.04	0.02	343.4	175.6
1996	0.50		***	0.08		190.8	
1995	0.50		0.50	0.14		190.8	
1994	0.40		1.15**	0.12/0.36		172.6	
1990	-		0.25	0.14		6.7	
1989	0.40		0.40	0.23		121.6	
1988	0.40		0.40	0.23		96.5	
1987	0.35		0.35	0.20		84	
1986	0.35		0.35	0.20		63	
1985	0.35		0.35	0.20		63	

* up to 1996 the face value was DM 50, dividend was adjusted to the new face value of DM 5
** Payment of guarantee dividend of DM 0.25 per year for 1991 to 1993 is included
*** Preference shares were converted into ordinary shares on October 10, 1996
**** No longer applicable due to the introduction in 2002 of an "imputation procedure" for taxing dividends in Germany which divorces corporation tax payments from personal income tax liability
***** Proposal

Lufthansa's share capital of Euro 1,172,275,200 is divided into 457.9 million registered non-par value shares.

▷ **Dividend Payment: Questions and Answers**

top 

Service FAQs

Q&As on the dividend

1) Does Lufthansa propose paying a dividend for 2004 and how high will it be ?

Answer:
According to preliminary figures, Lufthansa returned an operating profit of 383 million euros (previous year: 36 million euros) despite the high oil price. Net profit after tax totalled 404 million euros. The results can be attributed to consistent cost management and flexible adaptation of capacity to market demand, especially on intercontinental routes. Against that background, the Executive Board and the Supervisory Board will submit a motion to the Annual General Meeting on 25 May to pay a dividend of 0.30 euros. No dividend was paid to shareholders for the 2003 fiscal year.

2) When will the dividend be paid out ?

Answer:
The Annual General Meeting on 25 May first has to approve the dividend proposal put forward by the Executive Board and the Supervisory Board. If all goes according to plan, the dividend will then be paid out on 26 May, the day after the AGM, even though that happens to be a public holiday in most of the federal states in Germany.

3) On which shares will the dividend be paid ?

Answer:
On all shares deposited in your custodian account on the day of the Annual General Meeting on 25 May. Incidentally, the new shares from our capital increase in June last year are also entitled to the full dividend for the 2004 business year.

4.) In German Corporation Tax law, only half the dividend is subject to personal income tax liability. Does that apply at Lufthansa and what does that imply for me as a Lufthansa shareholder ?

Answer:
Only half the dividend of shareholders, whose income is taxable in Germany, is subject to personal income tax liability. The other half is exempt from tax. The custodian bank pays any capital gains tax and a surtax (solidarity contribution) on capital gains tax (in total 21.1 per cent) direct to the tax office.

If your custodian bank has submitted a "non-taxable attestation" to your tax office, no tax will be deducted when you receive your dividend. That also applies to shareholders who have issued an "exemption order" to their custodian bank insofar as the tax-exempted amount has not already been used up by other earnings from capital assets.
As a shareholder, you have the option of offsetting paid taxes in your income tax returns.
But changes in legislation do not permit corporation tax paid by Lufthansa to be reimbursed or offset against personal income tax.

Update: 23 March 2005



> www.lufthan